UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Figures expressed in thousands of Chilean pesos) As of and for the three months ended March 31, 2023

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Assets)

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022

ASSETS	Notes	As of March 31, 2023	As of December 31, 2022
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	572,309,498	597,081,675
Other financial assets	7	37,463,717	45,657,992
Other non-financial assets	9	33,193,881	22,037,741
Trade and other current receivables	10	341,427,150	445,263,536
Accounts receivable from related parties	11	6,197,382	6,204,099
Inventories	12	457,677,562	480,799,534
Biological assets	13	8,835,227	16,180,293
Current tax assets	25	57,484,165	46,707,525
Total current assets other than non-current assets of disposal groups classified as held for sale		1,514,588,582	1,659,932,395
Non-current assets of disposal groups classified as held for sale	14	1,893,383	2,016,037
Total Non-current assets of disposal groups classified as held for sale		1,893,383	2,016,037
Total current assets		1,516,481,965	1,661,948,432

Non-current assets
Other financial assets	7	43,274,072	37,054,245
Other non-financial assets	9	19,151,375	12,613,444
Trade and other non-current receivables	10	3,682,400	3,941,760
Accounts receivable from related parties	11	42,506	42,506
Investments accounted for using equity method	16	131,022,133	140,926,012
Intangible assets other than goodwill	17	168,517,059	172,389,672
Goodwill	18	134,809,009	136,969,434
Property, plant and equipment (net)	19	1,333,257,564	1,356,846,302
Investment property	20	9,839,583	10,283,994
Right of use assets	22	37,378,345	34,865,971
Deferred tax assets	25	24,708,141	27,197,207
Total non-current assets		1,905,682,187	1,933,130,547
Total Assets		3,422,164,152	3,595,078,979
F-4
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

equity)

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Liabilities and equity)

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022

LIABILITIES AND EQUITY	Notes	As of March 31, 2023	As of December 31, 2022
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	21	177,129,196	185,879,251
Current lease liabilities	22	8,358,621	9,120,616
Trade and other current payables	23	380,844,221	491,315,277
Accounts payable to related parties	11	36,678,305	34,282,408
Other current provisions	24	2,642,562	2,656,140
Current tax liabilities	25	22,682,248	9,064,074
Provisions for employee benefits	26	28,537,457	43,184,275
Other non-financial liabilities	27	56,126,655	21,650,379
Total current liabilities		712,999,265	797,152,420
Non-current liabilities
Other financial liabilities	21	1,130,334,610	1,175,706,699
Non-current lease liabilities	22	34,480,263	31,306,552
Trade and other non-current payables	23	13,796	20,945
Accounts payable to related parties	11	323,563	-
Other non-current provisions	24	321,447	379,958
Deferred taxes liabilities	25	109,502,318	112,699,828
Provisions for employee benefits	26	41,915,349	41,843,524
Total non-current liabilities		1,316,891,346	1,361,957,506
Total Liabilities		2,029,890,611	2,159,109,926

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(156,236,220)	(90,712,471)
Retained earnings		872,229,181	843,045,191
Total equity attributable to equity holders of the parent		1,278,686,307	1,315,026,066
Non-controlling interests	29	113,587,234	120,942,987
Total Shareholders' Equity		1,392,273,541	1,435,969,053
Total Liabilities and Shareholders' Equity		3,422,164,152	3,595,078,979

F-5
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF INCOME

(unaudited)

INTERIM CONSOLIDATED STATEMENT OF INCOME	Notes	For the three-months periods ended as of March 31,
		2023	2022
		ThCh$	ThCh$
Net sales	6	732,030,759	700,464,930
Cost of sales	30	(377,085,577)	(376,740,253)
Gross margin		354,945,182	323,724,677
Other income by function	31	801,632	814,593
Distribution costs	30	(138,549,179)	(122,682,669)
Administrative expenses	30	(32,358,416)	(35,449,088)
Other expenses by function	30	(80,616,940)	(60,512,679)
Other gains (losses)	32	(7,452,796)	(8,991,582)
Income from operational activities		96,769,483	96,903,252
Finance income	33	10,393,133	6,348,294
Finance costs	33	(20,451,345)	(12,718,817)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	(3,818,770)	(564,640)
Gains (losses) on exchange differences	33	(4,327,369)	1,594,225
Result as per adjustment units	33	(1,656,078)	(3,591,675)
Income before taxes		76,909,054	87,970,639
Income tax (expense) benefit	25	(15,347,635)	(17,564,609)
Net income of period		61,561,419	70,406,030

Net income attributable to:
Equity holders of the parent		58,367,987	64,544,464
Non-controlling interests	29	3,193,432	5,861,566
Net income of period		61,561,419	70,406,030
Basic earnings per share (Chilean pesos) from:
Continuing operations		157.96	174.68
Diluted earnings per share (Chilean pesos) from:
Continuing operations		157.96	174.68

F-6
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the three-months periods ended as of March 31,
		2023	2022
		ThCh$	ThCh$
Net income of period		61,561,419	70,406,030
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the period, before taxes
Gains (losses) from defined benefit plans	28	(645,855)	(404,392)
Other comprehensive income (loss) that will not be reclassified to income for the period, before taxes		(645,855)	(404,392)
Components of other comprehensive income (loss) that will be reclassified to income for the period, before taxes
Gains (losses) on exchange differences on translation	28	(41,934,336)	(17,868,759)
Gains (losses) on cash flow hedges	28	1,847,828	2,758,650
Other comprehensive income (loss) that will be reclassified to income for the period, before taxes		(40,086,508)	(15,110,109)
Other comprehensive income (loss), before tax		(40,732,363)	(15,514,501)
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period
Income tax relating to defined benefit plans	28	174,381	108,178
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period		174,381	108,178
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the period
Income tax relating to cash flow hedges	28	(498,914)	(744,836)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year		(498,914)	(744,836)
Total other comprehensive income (loss)		(41,056,896)	(16,151,159)
Comprehensive income		20,504,523	54,254,871
Comprehensive income attributable to:
Equity holders of the parent		19,701,735	50,743,419
Non-controlling interests		802,788	3,511,452
Total Comprehensive income (expense)		20,504,523	54,254,871

F-7
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

INTERIM STATEMENT OF CHANGES IN EQUITY	Paid-in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2022	562,693,346	(51,745,399)	5,110,606	(5,446,022)	(35,175,097)	(87,255,912)	832,180,798	1,307,618,232	117,897,071	1,425,515,303
Changes
Final dividends (1)	-	-	-	-	-	-	(48,219,782)	(48,219,782)	-	(48,219,782)
Interim dividends according to policy (3)	-	-	-	-	-	-	(32,272,232)	(32,272,232)	-	(32,272,232)
Other increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(4,231,109)	(4,231,109)
Total comprehensive income (loss) (6)	-	(15,545,397)	1,874,753	(267,270)	136,869	(13,801,045)	64,544,464	50,743,419	3,511,452	54,254,871
Total changes in equity	-	(15,545,397)	1,874,753	(267,270)	136,869	(13,801,045)	(15,947,550)	(29,748,595)	(719,657)	(30,468,252)
AS OF MARCH 31, 2022 (Unaudited)	562,693,346	(67,290,796)	6,985,359	(5,713,292)	(35,038,228)	(101,056,957)	816,233,248	1,277,869,637	117,177,414	1,395,047,051
Balanced as of January 1, 2022	562,693,346	(51,745,399)	5,110,606	(5,446,022)	(35,175,097)	(87,255,912)	832,180,798	1,307,618,232	117,897,071	1,425,515,303
Changes
Final dividends (1)	-	-	-	-	-	-	(48,219,783)	(48,219,783)	-	(48,219,783)
Interim dividends (2)	-	-	-	-	-	-	(49,919,838)	(49,919,838)	-	(49,919,838)
Interim dividends according to policy (3)	-	-	-	-	-	-	(9,164,337)	(9,164,337)	-	(9,164,337)
Other increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(14,698,083)	(14,698,083)
Total comprehensive income (loss) (6)	-	11,706,309	(9,291,567)	(4,905,072)	(1,068,854)	(3,559,184)	118,168,351	114,609,167	16,636,638	131,245,805
Increase (decrease) through changes in ownership interests in subsidiaries (7)	-	-	-	-	102,625	102,625	-	102,625	(540,760)	(438,135)
Increase (decrease) for other contribitions from owners (8)	-	-	-	-	-	-	-	-	1,648,121	1,648,121
Total changes in equity	-	11,706,309	(9,291,567)	(4,905,072)	(966,229)	(3,456,559)	10,864,393	7,407,834	3,045,916	10,453,750
AS OF DECEMBER 31, 2022 (Audited)	562,693,346	(40,039,090)	(4,180,961)	(10,351,094)	(36,141,326)	(90,712,471)	843,045,191	1,315,026,066	120,942,987	1,435,969,053
Balanced as of January 1, 2023	562,693,346	(40,039,090)	(4,180,961)	(10,351,094)	(36,141,326)	(90,712,471)	843,045,191	1,315,026,066	120,942,987	1,435,969,053
Changes
Final dividends (1)	-	-	-	-	-	-	(3)	(3)	-	(3)
Interim dividends according to policy (3)	-	-	-	-	-	-	(29,183,994)	(29,183,994)	-	(29,183,994)
Other increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(8,388,819)	(8,388,819)
Effects business combination (5)	-	-	-	-	-	-	-	-	1,171,343	1,171,343
Total comprehensive income (loss) (6)	-	(40,971,382)	1,364,365	(419,710)	1,360,475	(38,666,252)	58,367,987	19,701,735	802,788	20,504,523
Other increases (decreases) for other changes (9)	-	-	-	-	(25,949,059)	(25,949,059)	-	(25,949,059)	-	(25,949,059)
Increase (decrease) through changes in ownership interests in subsidiaries (7)	-	-	-	-	(908,438)	(908,438)	-	(908,438)	(2,296,620)	(3,205,058)
Increase (decrease) for other contribitions from owners (8)	-	-	-	-	-	-	-	-	1,355,555	1,355,555
Total changes in equity	-	(40,971,382)	1,364,365	(419,710)	(25,497,022)	(65,523,749)	29,183,990	(36,339,759)	(7,355,753)	(43,695,512)
AS OF MARCH 31, 2023 (No auditado)	562,693,346	(81,010,472)	(2,816,596)	(10,770,804)	(61,638,348)	(156,236,220)	872,229,181	1,278,686,307	113,587,234	1,392,273,541

(1)	Corresponds to the difference between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of income (Note 28 - Common Shareholders’ Equity).
(2)	Corresponds to Interin dividends dividend that was paid on December 29, 2022, as agreed at the Ordinary Board of Directors' Meeting.
(3)	Corresponds to the difference between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 28 - Common Shareholders’ Equity) and the dividends declared or paid as of December 31 of each year.
(4)	Mainly related to dividends of Non-controlling interest.
(5)	See Note 15 - Business Combinations, letter a).
(6)	See Note 28 - Common Shareholders’ Equity.
(7)	See Note 1 – General information, letter C, numbers (3) for 2022 and (9) for 2023.
(8)	See Note 1 – General information, letter C, number (5).
(9)	See Note 1 – General information, letter C, number (9).

F-8
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the three-months periods ended as of March 31,
		2023	2022
		ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		1,038,847,812	991,584,286
Other proceeds from operating activities		9,905,958	1,700,751
Classes of cash payments from operating activities:
Payments of operating activities		(688,322,773)	(679,110,712)
Payments of salaries		(103,911,274)	(110,978,342)
Other payments for operating activities		(139,218,706)	(131,291,355)
Cash flow from operations		117,301,017	71,904,628
Dividends received		7,760	-
Interest paid		(24,811,635)	(6,654,623)
Interest received		10,397,613	6,442,391
Income tax paid		(18,661,397)	(25,404,388)
Other cash movements	32	9,391,301	4,590,609
Net cash inflows from operating activities		93,624,659	50,878,617

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or other businesses	8	(2,000,000)	-
Proceeds from sales of property, plan and equipment		132,064	2,253,769
Purchase of property, plant and equipment		(22,090,580)	(27,234,550)
Purchases of intangibles assets		(784,887)	(252,286)
Net cash (outflow) from investing activities		(24,743,403)	(25,233,067)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	(3,205,058)	-
Proceeds from long-term loans and bonds		484,551	489,002,428
Proceeds from short-term loans and bonds		3,395,232	5,154,800
Total proceeds from loans and bonds		3,879,783	494,157,228
Loan from related entities		-	25,930
Loan and bonds payments		(43,706,150)	(4,721,066)
Proceeds from issuing shares		1,355,553	-
Payments of lease liabilities		(2,811,029)	(2,147,457)
Dividends paid		(3,319,827)	(2,396,327)
Other cash movements		270,263	-
Net cash (outflow) flow from financing activities		(47,536,465)	484,918,308

Net (decrease) increase in cash and cash equivalents		21,344,791	510,563,858
Effects of exchange rate changes on cash and cash equivalents		(46,116,968)	(34,049,554)
Increase (decrease) in cash and cash equivalents		(24,772,177)	476,514,304

Cash and cash equivalents at beginning of the year		597,081,675	265,568,125
Cash and cash equivalents at end of the period	8	572,309,498	742,082,429

F-9

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 1 General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each AgDS, effective as of December 20, 2012.

Compañía Cervecerías Unidas S.A. is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewer, the second largest brewer in Argentina, the second largest producer of soft drinks in Chile, the second largest producer of wines in Chile, the largest producer of bottled water, nectars, sports drinks and iced tea in Chile and one of the largest producers of pisco in Chile. It also participates in the Home and Office Delivery ("HOD") business, a home delivery business of purified water in bottles through the use of dispensers; in the rum industry, other liquors, recently in ciders in Chile. It participates in the cider, liquor and wine industry in Argentina. It also participates in the mineral water, soft drinks, water, nectars and beer distribution industry in Argentina, Uruguay, Paraguay, Colombia and Bolivia.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 65.87% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile SpA., a company controlled by Heineken International B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of March 31, 2023, the Company had a total 9,127 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	9	13
Managers and Deputy Managers	87	451
Other workers	301	8,663
Total	397	9,127

The Interim Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures of the Consolidated Statement of Financial Position and respective explanatory notes are presented compared with the balances as of December 31, 2022 and the Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Income by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and respective explanatory notes are presented compared with balances as of March 31, 2022.

These Interim Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

F-10

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, United States, Argentine, Uruguay, Paraguay, Bolivia and United Kingdom that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní, Bolivian and Sterling Pound, respectively. The functional currency of joint operations in Chile and Colombia and associates in Argentine and Perú, are the Chilean peso and Colombian peso, Argentine peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. These exchange rates have not undergone significant fluctuations during the year, with the exception of subsidiaries in hyperinflationary economies. (See Note 2 –Summary of significant accounting policies, (2.4)).

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecera CCU Chile Ltda. which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones in its Lemon, Maracuyá and Red Citrus varieties. The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecera CCU including among others, Heineken, Sol, Coors, Blue Moon, Birra Moretti and Edelweiss brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Szot, Guayacán, D´olbek, Mahina and Volcanes del Sur) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pura Vida, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink, Rockstar and Perrier water. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Iceberg, Hard Fresh, Ruta Cocktail, Sabor Andino Sour, Sol de Cuba, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg and Barsol brands and is the exclusive distributor in Chile of Pernod Ricard brands in the traditional channel and exclusive distributor in Chile of Fratelli Branca brands for all channels. Finally, in the cider category, the Company owns the Cygan and distributes the Villa Pehuenia brand and Sidra 1888.

On August 8th 2019 CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. and the Barsol brand. That sales process initiated by CPCh did not take place, because the terms and conditions described in the offers presented by the interested parties were not feasible or satisfactory.

On January 2023, CPCh materialized the acquisition of D&D SpA. (see Note 1 - General information, letter C, number (11)), adding La Pizka to its portfolio of brands.

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time, it is the holder of exclusive license for the production and marketing of Miller Genuine Draft, Heineken, Amstel, Sol, Warsteiner and Grolsch. CCU also imports Kunstmann and Blue Moon brands, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, with control of Sáenz Briones, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888” in addition to the Pehuenia brand. Also participates in the spirits business, which are market under El Abuelo brand, in addition to importing pisco from Chile and has a presence in the Hard Seltzer category with its Hard Fresh brand. Its wine portfolio include the sale and distribution of the Eugenio Bustos and La Celia brands and since June 2019 has incorporated to its wine portfolio Colón, Graffina and Santa Silvia brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (“VSPT”)).

F-11

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Between April and November 2022, CCU acquired 50% of Aguas de Origen S.A. and 49% of Aguas Danone de Argentina S.A., entering to the spring water, mineral water and saborized water business, participating with the brands Villavicencio, Villa del Sur, Levité, Ser and Brío.

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced by the eight wineries that make up the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black, Mision, and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Colón Selecto.

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brands. In addition, it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann, Miller, and Amstel. Recently the wine category, it participates with the brands with Misiones de Rengo, Eugenio Bustos and La Celia brands all imported.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, Blue Moon and Schin brands. Since January 2020, they opened a wine category with brands Misiones de Rengo and La Celia.

In Bolivia, as of May 2014, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (BBO). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real and De la Sierra. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, Cordillera and Uyuni brands. Aditionally, BBO markets the imported beer Heineken brands.

Since November 2014 in Colombia, CCU participated in the beer business through its joint venture with Central Cervecera de Colombia S.A.S. (CCC). CCC has an exclusive licensing contract for importing, distributing, and producing Heineken beer in Colombia. In October 2015, Coors and Coors Light brands were incorporated into CCC’s brand portfolio through licensing contracts for the production and/or marketing of them. This licence was extended only until December 2019. As of December 2015, Artesanos de Cerveza’s company was acquired together with its Brand “Tres Cordilleras”. As of April and July of 2016, the Tecate and Sol brands were incorporated respectively with a licensing contract to produce and/or market them. During April 2017, the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licensing contract to produce and market them. As of February 2019, the local Andina brand was launched. As of July 2019, the local production of the Tecate brand began and the launch of Natu Malta (alcohol-free product based on malt) was made. Furthermore, since October 2019, Colombia started to import and market the Kunstmann brand. Finally at the end of 2019, CCC started with the local production of Heineken beer. In October 2021, the local production of the Sol brand began.

F-12

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Amstel in Argentina (2)	10 years renewables
Amstel in Paraguay (1)	September 2024
Amstel para Uruguay (17)	In process
Austral in Chile (4)	July 2024
Blue Moon in Chile (5)	December 2025
Blue Moon in Paraguay (17)	In process
Coors in Chile (6)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2023
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso y Carpano Bianco in Chile	December 2024
Frugo in Chile	Indefinitely
Gatorade in Chile (8)	December 2043
Grolsch in Argentina	May 2028
Heineken in Bolivia (9)	December 2024
Heineken in Chile and Argentina (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Heineken in Paraguay (1)	May 2023
Heineken in Uruguay (10)	10 years renewables
Kunstmann in Colombia (1)	July 2025
Mas in Uruguay (16)	December 2028
Miller Lite and Miller Genuine Draft in Colombia (14)	December 2026
Miller in Argentina (11)	December 2026
Miller in Uruguay (7)	July 2026
Nestlé Pure Life in Chile (7)	December 2027
Patagonia in Chile	Indefinitely
Paulaner in Paraguay	April 2025
Pepsi, Seven Up and Mirinda in Chile	December 2043
USPolar Imperial in Chile	Indefinitely
Red Bull in Chile (12)	Indefinitely
Rockstar in Chile (18)	December 2043
Sol in Argentina (10)	10 years renewables
Sol in Chile (10)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay	January 2026
Té Lipton in Chile	December 2030
Tecate in Colombia	March 2028
Warsteiner in Argentina (15)	May, 2028
Watt´s in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (13)	July 2026

F-13

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

(1)	Renewable for successive periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions
(5)	If Renewal criteria have benn satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).
(6)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.
(7)	License renewable for periods of 5 years, subject to the compliance of the contract conditions.
(8)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(9)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(10)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(11)	After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(12)	Indefinite contract, notice of termination 6 months in advance.
(13)	Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.
(14)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(15)	Prior to the expiration of the term, the parties will negotiate its renewal for another 5 years.
(16)	Renewable contract for successive periods of 10 years.
(17)	Distribution started; distribution contract under negotiation.
(18)	As long as the shareholders agreement of Bebidas CCU-PepsiCo SpA. is in force.
F-14

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of March 31, 2023			As of December 31, 2022
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (**)	76,035,409-0	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
CRECCU S.A. (12)	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	99.9545	0.0455	100.0000	100.0000
Cervecería Szot SpA. (**)	76,481,675-7	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	65.1854	34.8068	99.9922	99.9922
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (3)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9533	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
D&D SpA. (11) (**)	76,920,876-3	Chile	Chilean Pesos	-	40.8105	40.8105	-
La Barra S.A. (8)	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	25.0458
Volcanes del Sur S.A. (7)	77,622,887-7	Chile	Chilean Pesos	-	74.9503	74.9503	74.9503
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9984
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (3)	91,041,000-8	Chile	Chilean Pesos	-	84.6824	84.6824	84.6824
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	-	50.5519	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	84.6824	84.6824	84.6824
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda. (6)	96,989,120-4	Chile	Chilean Pesos	99.8064	0.1935	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9937	99.9937	99.9937
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	-	99.9950	99.9950	99.9950
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	-	84.6824	84.6824	84.6824
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9979	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	-	99.9369	99.9369	99.9369
Bebidas Bolivianas BBO S.A. (5)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited (10)	0-E	China	US Dollar	-	84.6824	84.6824	84.6824
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	-	84.6824	84.6824	84.6824
VSPT UK Ltd. (4)	0-E	United Kingdom	Sterling Pound	-	84.6824	84.6824	84.6824
Bebidas del Paraguay S.A. (9)	0-E	Paraguay	Paraguayan Guaranies	-	55.0070	55.0070	50.0050
Distribuidora del Paraguay S.A. (9)	0-E	Paraguay	Paraguayan Guaranies	-	54.9640	54.9640	49.9590
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	-	54.4569	54.4569	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-15

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of March 31, 2023	As of December 31, 2022
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (**)	76,035,409-0	Chile	Chilean Pesos	25.0006	25.0006
CRECCU S.A. (12)	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (**)	76,481,675-7	Chile	Chilean Pesos	25.0006	25.0006
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	99.9922	99.9922
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (3)	76,593,550-4	Chile	Chilean Pesos	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
D&D SpA. (11) (**)	76,920,876-3	Chile	Chilean Pesos	40.8105	-
La Barra S.A. (8)	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Volcanes del Sur S.A. (7)	77,622,887-7	Chile	Chilean Pesos	74.9503	74.9503
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
D&D SpA. (11)	76,920,876-3	Chile	Chilean Pesos	40.8105	-
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (3)	91,041,000-8	Chile	Chilean Pesos	84.6824	84.6824
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	84.6824	84.6824
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda. (6)	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	84.6824	84.6824
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bebidas Bolivianas BBO S.A. (5)	0-E	Bolivia	Bolivians	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited (10)	0-E	China	US Dollar	84.6824	84.6824
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	84.6824	84.6824
VSPT UK Ltd. (4)	0-E	United Kingdom	Sterling Pound	84.6824	84.6824
Bebidas del Paraguay S.A. (9)	0-E	Paraguay	Paraguayan Guaranies	55.0070	50.0050
Distribuidora del Paraguay S.A. (9)	0-E	Paraguay	Paraguayan Guaranies	54.9640	49.9590
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	54.4569	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-16

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The main movements in the ownership of the subsidiaries included in these Interim consolidated financial statements are the following:

(1) CCU Inversiones II SpA.

Since the dissolution of Inversiones Invex CCU Tres Ltda. on July 1, 2022, CCU Inversiones II SpA.’s shareholders, corresponding to CCU S.A. and CCU Inversiones S.A., have a participation of 99.9511% and 0.0489%, respectively.

On December 12, 2022, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. in the amount of USD 17,000,000 (equivalent to ThCh$ 14,645,670), resulting in a participation of 99.9539% for CCU S.A. and 0.0461% for CCU Inversiones S.A. The latter did not generate effects at the CCU S.A. consolidated level.

On February 28, 2023, the Company made a capital contribution to its subsidiary CCU Inversiones II SpA. by an amount of USD 4,000,000 (equivalent to ThCh$ 3,324,960), in which the Company ended with a 99.9545% interest and CCU Inversiones S.A. ended with a 0.0455% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(2) Inversiones Invex CCU Ltda.

Following the dissolution of Inversiones Invex CCU Tres Ltda. on July 1, 2022, the shareholders of Inversiones Invex CCU Ltda. reached the following participations: CCU S.A. with 65.1854% and CCU Inversiones S.A. with 34.8086%.

(3) CCU Inversiones S.A. y Viña San Pedro Tarapacá S.A.

On September 7, 2022, the subsidiary CCU Inversiones S.A. acquired an additional 0.1856% of the subsidiary Viña San Pedro Tarapacá S.A. for ThCh$ 438,105, equivalent to 74,000,000 shares, reaching a direct participation of 84.7015% (indirect interest of 84.6824%), which generated an effect on the Company’s equity of ThCh$ 102,625.

(4) VSPT UK Ltd.

On June 1, 2022 the company VSPT UK Ltd. was incorporated in United Kingdom, whose corporate purpose is the commercialization of wines. On June 1, 2022 the capital of the company was paid in, which amounts to £ 1 (equivalent to Ch$ 1,135.30).

On November 28, 2022, a capital increase was made for an amount of £ 417,399 (equivalent to ThCh$ 431,444).

(5) Bebidas Bolivianas BBO S.A.

On April 26 and June 13, 2022, the subsidiary CCU Inversiones II SpA. made capital contributions to Bebidas Bolivianas BBO S.A. in the amount of USD 1,019,971 and USD 1,019,971 (equivalent to ThCh$ 867,771 and ThCh$ 950,695) respectively, since both partners participated in proportion to the current shareholding, the percentages of participation were maintained.

On January 25, 2023, the subsidiary CCU Inversiones II SpA. made a capital contribution to Bebidas Bolivianas BBO S.A. for USD 1,784,914 (equivalent to ThCh$ 1,437,659). Since both partners contributed equally to the current participation, this participation was unchanged.

(6) Cervecera CCU Chile Ltda.

On August 16, 2022, the Company made a capital increase to the subsidiary Cervecera CCU Chile Ltda. in the amount of ThCh$ 6,750,000. As only CCU participated in this capital increase, the participation in Cervecera CCU Chile Ltda. is 99.81% for CCU and 0.19% for Millahue S.A. The latter did not generate effects at the CCU S.A. consolidated level.

(7) Volcanes del Sur S.A.

On August 24, 2022, the subsidiaries Cervecería Kunstmann S.A. and Cervecera CCU Chile Ltda. jointly acquired brands of Volcanes del Sur S.A. for ThCh$ 12,950,000. This transaction generated a direct participation in Volcanes del Sur S.A. of 50.1% for Cervecería Kunstmann S.A. and 49.9% for Cervecera CCU Chile Ltda.

F-17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

(8) La Barra S.A.

At the Extraordinary Shareholders' Meeting of La Barra S.A., held on September 2, 2022, it was approved to carry out a capital increase for a total of ThCh$ 4,500,000, equivalent to 4,500,000,000 shares. The Company and the subsidiary Cervecera CCU Chile Ltda. will materialize this capital increase according to their percentage of participation (99% and 1%, respectively). The effective payment date was October 7, 2022. The latter did not generate effects at the CCU S.A. consolidated level.

(9) Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.

On January 26, 2023, the Office of Foreign Assets Control (OFAC) of the United States Department of the Treasury announced sanctions against Mr. Horacio Cartes Jara, as of that date, shareholder of our subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. (the "Companies in Paraguay").

On March 1, 2023, Compañía Cervecerías Unidas S.A. through its subsidiary CCU Inversiones II SpA. signed a Private Agreement with the shareholders of the Companies in Paraguay, agreeing to:

i.          The acquisition of all of the shares held by Ms. Sarah Cartes Jara in the Companies in Paraguay, which purchase and sale took place on March 1, 2023, for a total amount of USD 4,001,920 (equivalent to ThCh$ 3,205,058), and CCU became the holder of a 55.007% and 54.964% of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. (generating an equity effect of ThCh$ 908,438), respectively; and

ii.          The acquisition by an unrelated third party of Mr. Cartes of all the shares owned by him, within the maximum term that expired on March 17 and subject to CCU agreeing with this third party certain amendments to the current shareholders' agreements of the Companies in Paraguay.

On March 16, 2023 having met the conditions set forth in the Private Agreement, Sudameris Bank S.A.E.C.A. acquired all of Mr. Horacio Cartes Jara participation in the Companies in Paraguay, signing with CCU the respective Shareholders' Agreements, which include corporate governance clauses and other usual clauses for this type of contract, and a Put and Call Option Agreement, for a total of USD 32,652,973 (present value of USD 31,745,078, equivalent to ThCh$ 25,949,059 at the date of signing the agreement), with respect to the Companies in Paraguay. The options can be exercised by the parties at the beginning of 2024.

As a result, currently the only shareholders of the Companies in Paraguay are CCU, through its subsidiary CCU Inversiones II SpA., and Sudameris Bank S.A.E.C.A.

(10) VSPT Winegroup (Shanghai) Limited

On December 5, 2022, VSPT Winegroup (Shanghai) Limited was incorporated in China for the purpose of commercializing wine. The committed capital of the company amounts USD 500,000 (equivalent to ThCh$ 395,205 as of March 31, 2023).

F-18

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

(11) D&D SpA.

On January 20, 2023, the subsidiary Compañía Pisquera de Chile S.A. completed the acquisition of a 51.0132% interest in D&D SpA. (company owner of, among other assets, the Pizka brand), a joint stock company engaged in the frozen cocktail business, whose main product is packaged pisco sour. Its main products are manufactured in the production plant located in the district of Quilicura, in the city of Santiago, Chile.

For this business combination, the provisional fair values of assets and liabilities were determined as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	1,024,409
Total non-current assets	2,682,687
Total Assets	3,707,096
Total current liabilities	679,001
Total non-current liabilities	636,956
Total Liabilities	1,315,957

Net identifiable assets acquired	2,391,139
Non-controlling interests	(1,171,343)
Goodwill	1,573,345
Investment value	2,793,141

As a result of the fair values indicated above, intangible assets and goodwill have been generated, which are disclosed in Note 17 - Intangible assets other than goodwill and Note 18 - Goodwill, respectively.

(12) CRECCU S.A.

On January 9, 2023, at the Extraordinary Shareholders' Meeting of the subsidiary CRECCU S.A., it was agreed to reduce capital by ThCh$ 1,500,000, which will be returned to the shareholders, this is, to the Company and the subsidiary CCU Inversiones S.A. in proportion to their participation.

Joint operations:

The joint arrangements that qualify as joint operations are as follows:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On March 31, 2023, Promarca S.A. recorded a profit of ThCh$ 1,786,809 (profit ThCh$ 1,772,314 as of March 31, 2022) which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (“BCP”)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On March 31, 2023, BCP recorded a profit of ThCh$ 2,241,679 (profit ThCh$ 1,681,761 as of March 31, 2022) which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (“BCCCU”)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

As of March 31, 2023, BCCCU recorded a loss of ThCh$ 42,644 (profit ThCh$ 286,916 as of March 31, 2022).

F-19

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The companies mentioned above, meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

Note 2    Summary of significant accounting policies

Significant accounting policies adopted for the preparation of these Interim Consolidated Financial Statements are described below:

2.1	Basis of preparation

The accompanying interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB).

The Interim Consolidated Financial Statements have been prepared on a historical cost basis, except for the following: certain financial assets and liabilities (including derivative instruments) – measured at fair value, and assets held for sale – measured at the lower of carrying amount and fair value less costs to sell.

The preparation of the Interim Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments. At the date of issuance of these Interim Consolidated Financial Statements, new Standards, Improvements, Amendments and Interpretations to existing standards have been issued, although these have not yet become effective, and the Company has not adopted in advance or applied whenever applicable.

The application of the new accounting pronouncements as of January 1, 2023, had no significant effect on the Company's Consolidated Financial Statements.

The following are the New Standards, Improvements, Amendments and Interpretations, mandatory as of the dates indicated:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 1	Presentation of financial statements and accounting policies, classification and liquidation of current and non-current liabilities (non-current liabilities with covenants).	January 1, 2024
Amendments to IFRS 16	Sale and leaseback leases.	January 1, 2024

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements.

2.2	Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. When assessing whether the Company controls another entity, the existence and effect of potential voting rights that are currently liable to be exercised at the date of the Interim Consolidated Financial Statements is considered. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

F-20

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Joint operations

As explained in Note 1- General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Statement of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor does not have significant influence and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

2.3	Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), OR before Exceptional Items (EI), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA before EI, ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Gains (losses) on exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-21

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the Other.

2.4	Foreign currency and adjustment units

Presentation and functional currency

The Company use the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the U.S., Argentinian, Uruguayan, Paraguayan and Bolivian, United Kingdom and China subsidiaries is the US Dollar, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian and Sterling Pound, respectively. The functional currency of the joint venture in Colombia and associate in Argentine and Perú is the Chilean Peso, Colombian Peso and Argentine Peso and the Sol, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Interim Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The Gains (losses) on exchange differences arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, are included in the Statement of income, in Gains (losses) on exchange differences, while the difference arising from the changes in adjustment units are recorded in the Statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Interim Consolidated Financial Statements and Gains (losses) on exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities which have a functional currency different from the presentation currency being their functional currency, the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described below) are converted into the presentation currency as established in IAS 21 and IAS 29.

Financial information in hyperinflationary economies

Inflation in Argentina has shown significant increases since the beginning of 2018. The three-year cumulative inflation rate, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it is still increasing. The three-year cumulative inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

In accordance with the foregoing, IAS 29 must be applied by all those entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the purchasing power in force at the end of the reporting period. This implies that the restatement of non-monetary items must be made from their date of origin, last restatement, appraisal or other particular date in some very specific cases.

The adjustment factor used in each case is that obtained based on the combined index of the National Consumer Price Index (CPI), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentinian Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29 before being converted at the closing exchange rate on the reporting date and to be included in the consolidated financial statements.

F-22

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the criteria of historical cost.

Hyperinflation re-expression will be recorded until the period in which the entity's economy ceases to be considered a hyperinflationary economy; at that time, adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Gains (losses) derived from net monetary position	55,233	(1,974,694)

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of March 31, 2023	As of December 31, 2022	As of March 31, 2022
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	790.41	855.86	787.98
Cumulative monthly average US Dollar	Average USD	811.51	872.33	809.15
Euro	EUR	858.02	915.95	873.69
Argentine Peso	ARS	3.78	4.83	7.10
Uruguayan Peso	UYU	20.45	21.36	19.17
Canadian Dollar	CAD	583.80	632.61	631.75
Sterling Pound	GBP	977.26	1,033.90	1,035.59
Paraguayan Guarani	PYG	0.11	0.12	0.11
Swiss Franc	CHF	864.21	927.36	854.83
Bolivian	BOB	113.56	122.97	113.22
Australian Dollar	AUD	528.45	583.01	590.82
Danish Krone	DKK	115.18	123.18	117.48
Brazilian Real	BRL	155.84	161.96	166.52
Colombian Peso	COP	0.17	0.18	0.21
Adjustment units
Unidad de fomento (*)	UF	35,575.48	35,110.98	31,727.74
Unidad indexada (**)	UI	117.50	118.93	101.59

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

F-23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Index used in hyperinflationary economies	As of March 31, 2023	As of December 31, 2022	As of March 31, 2022

Argentina Consumer Price Index	1,366.09	1,138.64	661.94
Index percentage variation of Argentina Consumer Price Index	20.0%	95.5%	13.6%

2.5	Cash and cash equivalents

Cash and cash equivalents include available cash, bank balances, time deposits at financial institutions, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6	Other financial assets

Other financial assets include money market securities, derivative contracts and time deposits with financial institutions with maturities of more than 90 days.

2.7	Financial instruments

IFRS 9 - Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

Financial assets

The Company recognizes a financial asset in its Interim Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the Interim Financial Statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable may be impaired are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectibility, also considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

F-24

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The Company considers that these financial assets may be impaired when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

a)	Measurement of expected loss

The Expected Credit Loss corresponds to the probability of credit losses according to recent history considering the uncollectability of the last three mobile years. These historical indices are adjusted according to the monthly payment and amount of the different historical trade receivables. Additionally, the portfolio is analyzed according to its solvency probability for the future, its recent financial history and market conditions, to determine the category of the client, for the constitution of impairment in relation to its defined risk.

b)	Credit impairment

On each issuing date of the Financial Statements, the Company evaluates if these financial assets measured at amortized cost have credit impairment. A financial asset has a "credit impairment" when one or more events occur that have a detrimental impact on the estimation of future cash flows. Additionally, the Company includes information on the effects of modifications to the contractual effective flows (repactations), which are minor and correspond to specific cases with strategic clients of the Company.

Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Interim Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Interim Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under Finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least twelve months after the closing date of the Interim Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Interim Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term.

F-25

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Derivative instruments classified as hedges are accounted for as cash flow hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Interim Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Interim Consolidated Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Interim Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Interim Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Option Contracts

Corresponds to contracts through which the buyer or holder acquires, at a price called option premium, the right to buy (call option) or sell (put option), during a determined term or on a determined date and at a prefixed price called option exercise price, a determined number of units of a previously defined and duly characterized target asset.

The options acquired (Call) must be recorded in an asset account called "Option Rights" in Financial Assets, at their fair value. In the event of delivered options, a liability account called "Option contract liability" must be created under Financial Liabilities, at the fair value of the option delivered. In the event of a difference between the aforementioned fair value and the amount paid or received by the Company for the option acquired or delivered, as applicable, this difference should be charged or credited to the Consolidated Statement of Income by function or other reserves as appropriate. (See Note 2 - Summary of significant accounting policies 2.1).

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

2.8	Financial asset impairment

As of each Interim Consolidated Financial Statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Interim Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent period and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

2.9	Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10	Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11	Other non-financial assets

Other non-financial assets mainly include prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

2.12	Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Depreciation of property, plant and equipment is calculated on a straight-line basis based on the estimated useful lives of the assets, considering their estimated residual value. When an asset is comprised of significant components, which have different useful lives, each part is depreciated separately. The estimated useful lives and residual values of property, plant and equipment are reviewed and adjusted, if necessary, at each balance sheet date. The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Fumiture and accesories	5 to 10
Other equipment (coolers)	5 to 8
Glass containers, plastics and containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Interim Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of significant accounting policies 2.17).

2.13	Leases

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts recorded under Right of use assets and a liability recorded under Current lease liabilities, which are equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use. Additionally, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than USD 5,000.

Prior to the adoption of IFRS 16, the Company classified leases as finance leases when all the risks and rewards associated with the ownership of the assets were substantially transferred. All other leases were considered as operational. The assets acquired through financial leasing were recorded as non-current assets, initially being valued at the present value of future minimum payments or at their fair value if lower, reflecting in the liability the debt with the lessee. In this scenario the payments were accounted as the payments of the debt plus the corresponding financial cost, which is accounted as the financial cost of the period. In case of operating leases, the expense was accounted based on the duration of the lease agreement for the value of the accrued service.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

2.14	Investment properties assets

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15	Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

Research and development

Research and development expenses are recognized in the period incurred.

2.16	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units (See Note 18 - Goodwill) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

An impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the CGU. Once recognized, impairment losses are not subsequently reversed.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023
2.17	Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Interim Consolidated Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

2.18	Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19	Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Interim Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

2.20	Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Interim Consolidated Statement of Income.

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Interim Consolidated Statemen of Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Interim Consolidated Statement of Income.

2.21	Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the Interim Consolidated Financial Statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 24 - Other provisions).

2.22	Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates.

Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Sale of products in the domestic market

The Company obtains its revenues, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•	"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•	“CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

2.23	Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables; (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions); (iii) payment for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24	Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

2.25	Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26	Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, and neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023
2.27	Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28	Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29	Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Interim Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

Note 3    Estimates and application of professional judgment

The preparation of Financial Statement Consolidated requires estimates and assumptions from Management affecting the amounts included in the Interim Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18- Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 – Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 26 – Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 – Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 – Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 24 – Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 – Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these Interim Consolidated Financial Statements. However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 4 Accounting changes

During the three-months ended on March 31, 2023, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these Interim Consolidated Financial Statements.

Note 5    Risk Administration

Risk administration

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management Department provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Bebidas del Paraguay S.A., Cervecería Kunstmann S.A. and Bebidas Bolivianas BBO S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Department. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and exchange rate risks arising from the Company’s operations and its sources of financing, which some of them are treated as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance staff and the Internal Audit Management Department regularly reviews the control of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by the Administration and Finance Management Department.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analysis developed are merely for illustration purposes, since in practice the variables used for this excercise rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports revenues, c) the purchase of raw materials and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of March 31, 2023, the Company maintained foreign currency obligations amounting to ThCh$ 590,744,981 (ThCh$ 624,587,229 for the year ended December 31, 2022) mostly denominated in US Dollars. Foreign currency obligations ThCh$ 471,499,999 as of March 31, 2023 (ThCh$ 516,448,473 for the year ended December 31, 2022) represent a 38% (39% as of December 31, 2022) of total other financial liabilities. The remaining 62% (61% as of December 31, 2022) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section) and CLP. In addition, the Company has assets in foreign currency as of March 31, 2023 in the amount of ThCh$ 506,360,010 (ThCh$ 590,728,935 for the year ended December 31, 2022) that mainly correspond to cash and cash equivalent and export accounts receivable.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 21,312,742 (ThCh$ 15,423,603 as of December 31, 2022).

To protect the value of the net foreign currency assets and liabilities position of its Chilean and Argentinean operations, the Company enters into derivate contracts (currency forwards) to mitigate any variation in the Chilean peso and Argentinean peso as compared to other currencies.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

As of March 31, 2023 the net exposure in Chile, in US Dollars and other currencies after the use of derivate instruments, is liability in the amount of ThCh$ 6,978,851 (ThCh$ 601,931 for the year ended December 31, 2022).

As of March 31, 2023 of the Company’s total sales, both in Chile and abroad, 3% (5% as of March 31, 2022) corresponds to export sales in foreign currencies, mainly US Dollars, Euros, British pounds and other currencies and approximately 64% (67% as of March 31, 2022) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates related to the conversion from the US Dollar, Argentine Peso, the Uruguayan Peso, the Paraguayan Guaraní, the Bolivian Peso, the British pound, the Peruvian Sol and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, United States, Uruguay, Paraguay Bolivia and United Kingdom, associates in Argentina and Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign exchange gains (losses) recognized in the Interim Consolidated Statement of Income by Function for the period ended March 31, 2023, related to assets and liabilities denominated in foreign currency, was a loss of ThCh$ 4,327,369 (income of ThCh$ 1,594,225 as of March 31, 2022). Considering the exposure in Chile at March 31, 2023, and assuming a 10% increase in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a loss after taxes of ThCh$ 509,456 (ThCh$ 659,334 as of March 31, 2022) associated of the owners of the controller.

Considering that approximately 3% of the Company’s sales revenue comes from export sales carried out in Chile (5% as of March 31, 2022), in currencies other than Chilean Peso, and that approximately 64% (67% as of March 31, 2022) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate/depreciate by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a loss/gain after taxes of ThCh$ 12,257,768 (ThCh$ 11,468,716 as of March 31, 2022).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month (except for Argentina which uses the end of period exchange rate as the reporting date). The operating income of foreign subsidiaries for the period ended March 31, 2023 was a income of ThCh$ 26,675,110 (ThCh$ 24,513,822 as of March 31, 2022). Therefore, a depreciation/appreciation of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a loss/income before taxes of income of ThCh$ 2,667,511 (Thch$ 2,451,382 as of March 31, 2022).

The net investment in foreign subsidiaries, associates and joint ventures as of March 31, 2023 amounted to ThCh$ 401,498,190, ThCh$ 4,220,007 and ThCh$ 115,170,733 respectively (ThCh$ 417,864,198, ThCh$ 4,379,604 and ThCh$ 125,672,009 as of December 31, 2022). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase/decrease would hypothetically result in a Net income profit/loss of ThCh$ 52,088,893 (ThCh$ 54,791,581 for the year ended December 31, 2022) recorded as a credit/charge to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

As of March 31, 2023 and December 31, 2022, the Company had no variable interest debt.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of March 31, 2023 and December 31, 2022, after considering the effect of interest rates and currency swaps, a 100% of the Company’s debt is at fixed interest rates.

F-35

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The term and conditions of the Company’s obligations with financial institutions as of March 31, 2023, including exchange rates, interest rate, maturities and effective interest rates, are detailed in Note 21 – Other financial liabilities.

Interest rate sensitivity analysis

The total financial cost recognized in the Interim Consolidated Statement of Income by Function for the period ended March 31, 2023, related to short and long-term debt amounted to ThCh$ 20,451,345 (ThCh$ 12,718,817 as of March 31, 2022).

Inflation risk

The Company maintains agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the market conditions are favorable to the Company.

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018. (See Note 2 – Summary of significant accounting policies (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Interim Consolidated Statement of Income by Function for the period ended March 31, 2023, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is an loss of ThCh$ 1,656,078 (loss of ThCh$ 3,591,675 as of March 31, 2022). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and 10% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 4,853,416 (ThCh$ 3,668,870 for the period ended March 31, 2022).

Raw material Price risk

The main exposure to raw materials price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Malt and cans

In Chile, the Company obtains its malt supply from both local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements.

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 8% (6% for the period ended March 31, 2022) of the direct cost of the Chile Operating segment.

For the period ended March 31, 2023 in the Chile Operation segment, the cost of cans represented approximately 23% of direct costs (26% for the period ending March 31, 2022). In the International Business Operating segment, the cost of cans represented approximately 37% of direct raw materials costs March 31, 2023 (38% for the period ending March 31, 2022).

Concentrates, sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 28% (25% as of March 31, 2022) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

F-36

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 28% (27% as of December 31, 2022) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 47% (45% as of December 31, 2022) of our wine supply for export came from our own vineyards.

The remaining 72% (73% as of December 31, 2022) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 57% (58% as of December 31, 2022) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 15% (15% as of December 31, 2022) of the total supply.

We should consider that as of March 31, 2023 wine represents 48% (59% as of March 31, 2022) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 27% (35% as of March 31, 2022).

Raw material Price sensitivity analysis

Total direct costs in the Interim Consolidated Statement of Income by Function for the period ended March 31, 2023 amounted to ThCh$ 304,464,456 (ThCh$ 301,245,895 as of March 31, 2022). Assuming a reasonably possible 8% increase/decrease in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase/decrease would hypothetically result into a loss/income before taxes of ThCh$ 17,296,665 (ThCh$ 16,949,741 as of March 31, 2022) for the Chile Operating segment, ThCh$ 5,150,831 (ThCh$ 5,290,953 as of March 31, 2021) for the International Business Operating segment and ThCh$ 2,192,788 (ThCh$ 2,469,123 as of March 31, 2022) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit.

The domestic market mainly refers to accounts receivables in Chile and represents 67% of total trade accounts receivable (63% for the year ended December 31, 2022). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of March 31, 2023 is equivalent to 81% (82% as of December 31, 2022) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 28 days overdue (30 as of December 31, 2022).

As of March 31, 2023, the Company has approximately 1,294 customers (1,692 as of December 31, 2022) with more than Ch$ 10 million in debt each, which altogether represent approximately 86% (87% as of December 31, 2022) of total trade accounts receivable. There are 262 customers (328 customers as of December 31, 2022) with balances in excess of Ch$ 50 million each, representing approximately 75% (76% as of December 31, 2022) of the total accounts receivable. The 87% (88% as of December 31, 2022) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% as of December 31, 2022).

As of March 31, 2023 the Company has no significant guarantees from its customers.

F-37

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of March 31, 2023, that amount to ThCh$ 5,904,998 (ThCh$ 5,689,741 for the year ended December 31, 2022), are needed since a large percentage of these are covered by insurance (See Note 10 – Trade and other receivable).

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 11% of total trade accounts receivable (11% as of December 31, 2022). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 90% of individually significant accounts receivable. This coverage accounts for more than 80% (81% as of December 31, 2022) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of March 31, 2023 there were 61 customers (68 customers as of December 31, 2022) with more than ThCh$ 65,000 of debt each, which represent 92% (95% as of December 31, 2022) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 59 days overdue (41 days average as of December 31, 2022).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of March 31, 2023. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See Note 10 – Trade and other receivable).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of March 31, 2023 the effect is not material.

Tax risk

Our businesses are subject to different taxes in the countries we operate, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

F-38

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The Company’s financial liabilities maturities as of March 31, 2023 and December 31, 2022 based on non-discounted contractual cash flows are summarized as follows:

As of March 31, 2023	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total %
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities (no derivative)
Bank borrowings	181,867,266	104,549,316	6,505,702	21,155,939	63,197,367	6,572,050	201,980,374
Bond payable	1,071,860,422	1,471,517	48,257,156	177,621,779	107,754,296	1,057,993,197	1,393,097,945
Lease liabilities	42,838,884	2,942,945	6,921,194	11,683,591	6,223,418	28,858,654	56,629,802
Deposits for return of bottles and containers	11,942,259	-	11,942,259	-	-	-	11,942,259
Option contract liability (1)	25,091,627	-	25,808,446	-	-	-	25,808,446
Sub-Total	1,333,600,458	108,963,778	99,434,757	210,461,309	177,175,081	1,093,423,901	1,689,458,826
Derivatives
Derivatives not designated as hedges	3,933,463	3,933,463	-	-	-	-	3,933,463
Derivatives designated as hedges	12,768,769	1,683,927	4,447,577	5,904,078	5,918,642	-	17,954,224
Sub-Total	16,702,232	5,617,390	4,447,577	5,904,078	5,918,642	-	21,887,687
Total	1,350,302,690	114,581,168	103,882,334	216,365,387	183,093,723	1,093,423,901	1,711,346,513

(*) See current and non-current book value in Note 7 – Financial Instruments.

(1)	See Note 1 – General Information, letter C, number (9).

As of December 31, 2022	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total %
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities (no derivative)
Bank borrowings	219,577,086	32,305,088	108,934,345	21,298,955	68,848,369	15,568,993	246,955,750
Bond payable	1,112,554,014	17,366,393	33,370,503	178,617,720	109,662,435	1,112,436,605	1,451,453,656
Lease liabilities	40,427,168	2,840,482	7,570,840	11,078,825	4,625,260	25,965,311	52,080,718
Deposits for return of bottles and containers	11,912,090	-	11,912,090	-	-	-	11,912,090
Sub-Total	1,384,470,358	52,511,963	161,787,778	210,995,500	183,136,064	1,153,970,909	1,762,402,214
Derivatives
Derivatives not designated as hedges	3,753,264	3,753,264	-	-	-	-	3,753,264
Derivatives designated as hedges	13,789,496	2,258,210	3,319,743	5,980,373	5,965,808	-	17,524,134
Sub-Total	17,542,760	6,011,474	3,319,743	5,980,373	5,965,808	-	21,277,398
Total	1,402,013,118	58,523,437	165,107,521	216,975,873	189,101,872	1,153,970,909	1,783,679,612

(*) See current and non-current book value in Note 7 – Financial Instruments.

F-39

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Risk from health crises

Health crises, pandemics or the outbreak of contagious diseases at a global or regional level could have a negative impact on our operations and financial position.

A health crisis, pandemic or the outbreak of disease at a global or regional level, such as the case of the recent outbreak of COVID-19, which was declared a pandemic by the World Health Organization in March 2020, could have a negative impact on our operations and financial position. The above-mentioned circumstances could impede the normal operation of the Company, limit our production and distribution capacity, and/or generate a contraction in the demand for our products. The degree of impact on our operations will depend on factors that we cannot predict, such as the duration, spread, and severity of the health crisis.

Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on the world, the economies where we operate or the financial markets, and consequently in our financial condition or results of operations.

Note 6    Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3. Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

F-40

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023
a)	Information as per operating segments for the three-months periods ended March 31, 2023 and 2022:

	Chile		International Business		Wines		Others		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	477,778,129	445,988,871	195,802,057	183,338,519	48,942,207	58,243,662	-	-	722,522,393	687,571,052
Other income	5,893,057	6,139,924	1,453,441	4,489,795	1,397,845	1,659,547	764,023	604,612	9,508,366	12,893,878
Sales revenue between segments	4,146,684	6,355,529	131,371	719,906	2,306,692	4,102,390	(6,584,747)	(11,177,825)	-	-
Net sales	487,817,870	458,484,324	197,386,869	188,548,220	52,646,744	64,005,599	(5,820,724)	(10,573,213)	732,030,759	700,464,930
Change %	6.4	-	4.7	-	(17.7)	-	-	-	4.5	-
Cost of sales	(256,284,716)	(256,919,853)	(88,303,845)	(88,721,458)	(35,762,592)	(39,007,041)	3,265,576	7,908,099	(377,085,577)	(376,740,253)
% of Net sales	52.5	56.0	44.7	47.1	67.9	60.9	-	-	51.5	53.8
Gross margin	231,533,154	201,564,471	109,083,024	99,826,762	16,884,152	24,998,558	(2,555,148)	(2,665,114)	354,945,182	323,724,677
% of Net sales	47.5	44.0	55.3	52.9	32.1	39.1	-	-	48.5	46.2
MSD&A (1)	(149,738,439)	(124,350,123)	(82,337,208)	(75,620,699)	(16,556,913)	(16,878,052)	(2,571,183)	(1,328,494)	(251,203,743)	(218,177,368)
% of Net sales	30.7	27.1	41.7	40.1	31.4	26.4	-	-	34.3	31.1
Other operating income (expenses)	143,118	(223,088)	44,061	391,510	118,971	146,226	174,690	32,877	480,840	347,525
Adjusted operating result (2)	81,937,833	76,991,260	26,789,877	24,597,573	446,210	8,266,732	(4,951,641)	(3,960,731)	104,222,279	105,894,834
Change %	6.4	-	8.9	-	(94.6)	-	-	-	(1.6)	-
% of Net sales	16.8	16.8	13.6	13.0	0.8	12.9	-	-	14.2	15.1
Net financial expense	-	-	-	-	-	-	-	-	(10,058,212)	(6,370,523)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(3,818,770)	(564,640)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	(4,327,369)	1,594,225
Result as per adjustment units	-	-	-	-	-	-	-	-	(1,656,078)	(3,591,675)
Other gains (losses)	-	-	-	-	-	-	-	-	(7,452,796)	(8,991,582)
Income before taxes									76,909,054	87,970,639
Income tax (expense) benefit									(15,347,635)	(17,564,609)
Net income for period									61,561,419	70,406,030
Non-controlling interests									3,193,432	5,861,566
Net income attributable to equity holders of the parent									58,367,987	64,544,464
Depreciation and amortization	17,823,091	16,453,652	9,017,237	8,598,178	3,050,243	3,202,694	1,263,857	976,427	31,154,428	29,230,951
ORBDA (3)	99,760,924	93,444,912	35,807,114	33,195,751	3,496,453	11,469,426	(3,687,784)	(2,984,304)	135,376,707	135,125,785
Change %	6.8	-	7.9	-	(69.5)	-	-	-	0.2	-
% of Net sales	20.5	20.4	18.1	17.6	6.6	17.9	-	-	18.5	19.3

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F-41

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Sales information by geographic location

Net sales per geographical location	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Chile (1)	530,219,439	505,534,517
Argentina (2)	175,500,421	168,913,397
Uruguay	7,733,567	6,786,796
Paraguay	13,902,743	14,245,034
Bolivia	4,674,589	4,985,186
Foreign countries	201,811,320	194,930,413
Total	732,030,759	700,464,930

(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

Net Sales	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Domestic sales	706,543,943	665,063,084
Exports sales	25,486,816	35,401,846
Total	732,030,759	700,464,930

Sales information by product category

Sales information by product category	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Alcoholic business	472,350,802	459,496,728
Non-alcoholic business	250,171,591	228,074,324
Others (1)	9,508,366	12,893,878
Total	732,030,759	700,464,930

(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Chile operating segment	17,823,091	16,453,652
International Business operating segment	9,017,237	8,598,178
Wines operating segment	3,050,243	3,202,694
Others (1)	1,263,857	976,427
Total	31,154,428	29,230,951

(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

F-42

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Cash flows Operating Segments

Cash flows Operating Segments	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Cash flows from operating activities	93,624,659	50,878,617
Chile operating segment	62,665,758	2,601,328
International business operating segment	45,759,637	19,982,963
Wines operating segment	5,596,989	4,154,549
Others (1)	(20,397,725)	24,139,777

Cash flows from investing activities	(24,743,403)	(25,233,067)
Chile operating segment	4,927,702	1,205,669
International business operating segment	(9,817,535)	(10,560,658)
Wines operating segment	(2,014,317)	(1,586,094)
Others (1)	(17,839,253)	(14,291,984)

Cash flows from financing activities	(47,536,465)	484,918,308
Chile operating segment	(49,718,244)	(674,876)
International business operating segment	346,370	1,039,405
Wines operating segment	91,902	1,153,068
Others (1)	1,743,507	483,400,711

(1)	Others include Corporate Support Units.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Chile operating segment	10,873,662	14,954,641
International Business operating segment	9,919,645	10,803,752
Wines operating segment	2,014,940	1,606,862
Others (1)	67,220	121,581
Total	22,875,467	27,486,836

(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Chile operating segment	1,642,661,280	1,705,948,397
International Business operating segment	680,876,917	742,411,775
Wines operating segment	429,819,562	443,365,402
Others (1)	668,806,393	703,353,405
Total	3,422,164,152	3,595,078,979

(1)	Includes assets corresponding to the Corporate Support Units.
F-43

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Assets per geographic location

Assets per geographical location	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Chile (1)	2,693,669,457	2,800,911,762
Argentina (2)	607,364,087	658,747,694
Uruguay	29,933,161	31,045,777
Paraguay	55,998,408	66,096,952
Bolivia	35,199,039	38,276,794
Total	3,422,164,152	3,595,078,979

(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. registered under the Wines Operating segment and Chile Operating segment, respectively.

Liabilities as per operating segments

Liabilities as per Operating segment	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Chile operating segment	725,683,342	814,262,800
International Business operating segment	275,765,481	316,320,502
Wines operating segment	150,747,910	161,308,309
Others (1)	877,693,878	867,218,315
Total	2,029,890,611	2,159,109,926

(1)	Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The following is a reconciliation of on Net income for the period, the main comparable IFRS measure to Adjusted Operating Result for the periods ended March 31, 2023 and 2022:

	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Net income of period	61,561,419	70,406,030
Add (Subtract):
Other gains (losses)	7,452,796	8,991,582
Finance income	(10,393,133)	(6,348,294)
Finance costs	20,451,345	12,718,817
Share of net income (loss) of joint ventures and associates accounted for using the equity method	3,818,770	564,640
Gains (losses) on exchange differences	4,327,369	(1,594,225)
Result as per adjustment units	1,656,078	3,591,675
Income tax (expense) benefit	15,347,635	17,564,609
Adjusted operating result	104,222,279	105,894,834
Depreciation and amortization	31,154,428	29,230,951
ORBDA	135,376,707	135,125,785

F-44

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(138,549,179)	(122,682,669)
Administrative expenses	(32,358,416)	(35,449,088)
Other expenses by function	(80,616,940)	(60,512,679)
Other expenses included in ´Other expenses by function´	320,792	467,068
Total MSD&A	(251,203,743)	(218,177,368)

Note 7    Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category are detailed as follows:

	As of March 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instrument	522,229	-	421,051	-
Marketable securities and investments in other companies	1,263,748	-	11,956,585	-
Derivatives designated as hedges	35,677,740	43,274,072	33,280,356	37,054,245
Total other financial assets	37,463,717	43,274,072	45,657,992	37,054,245
Accounts receivavble - trade and other current receivables (net)	341,427,150	3,682,400	445,263,536	3,941,760
Accounts receivable from related parties	6,197,382	42,506	6,204,099	42,506
Total accounts receivables	347,624,532	3,724,906	451,467,635	3,984,266
Sub-Total financial assets	385,088,249	46,998,978	497,125,627	41,038,511
Cash and cash equivalents	572,309,498	-	597,081,675	-
Total financial assets	957,397,747	46,998,978	1,094,207,302	41,038,511
Bank borrowings	107,559,335	74,307,931	134,737,116	84,839,970
Bond payable	24,587,681	1,047,272,741	30,871,086	1,081,682,928
Deposits for return of bottles and containers	11,942,259	-	11,912,090	-
Total financial liabilities measured at amortized cost	144,089,275	1,121,580,672	177,520,292	1,166,522,898
Derivatives not designated as hedges	3,933,463	-	3,753,264	-
Derivatives designated as hedges	4,014,831	8,753,938	4,605,695	9,183,801
Option contract liability (1)	25,091,627	-	-	-
Total financial derivative liabilities	33,039,921	8,753,938	8,358,959	9,183,801
Total other financial liabilities (*)	177,129,196	1,130,334,610	185,879,251	1,175,706,699
Lease Liabilities	8,358,621	34,480,263	9,120,616	31,306,552
Total lease liabilities (**)	8,358,621	34,480,263	9,120,616	31,306,552
Accounts payable - trade and other payable	380,844,221	13,796	491,315,277	20,945
Accounts payable to related parties	36,678,305	323,563	34,282,408	-
Total commercial obligations and other accounts payable	417,522,526	337,359	525,597,685	20,945
Total financial liabilities	603,010,343	1,165,152,232	720,597,552	1,207,034,196

(1)	See Note 1 – General information, letter C, number (9).

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

F-45

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Interim Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of March 31, 2023		As of December 31, 2022
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	522,229	522,229	421,051	421,051
Marketable securities and investments in other companies	1,263,748	1,263,748	11,956,585	11,956,585
Derivatives designated as hedges	78,951,812	78,951,812	70,334,601	70,334,601
Total other financial assets	80,737,789	80,737,789	82,712,237	82,712,237
Accounts receivavble - trade and other current receivables (net)	345,109,550	345,109,550	449,205,296	449,205,296
Accounts receivable from related parties	6,239,888	6,239,888	6,246,605	6,246,605
Total accounts receivables	351,349,438	351,349,438	455,451,901	455,451,901
Sub-Total financial assets	432,087,227	432,087,227	538,164,138	538,164,138
Cash and cash equivalents	572,309,498	572,309,498	597,081,675	597,081,675
Total financial assets	1,004,396,725	1,004,396,725	1,135,245,813	1,135,245,813
Bank borrowings	181,867,266	183,769,774	219,577,086	222,603,740
Bond payable	1,071,860,422	991,022,541	1,112,554,014	1,012,325,805
Deposits for return of bottles and containers	11,942,259	11,942,259	11,912,090	11,912,090
Total financial liabilities measured at amortized cost	1,265,669,947	1,186,734,574	1,344,043,190	1,246,841,635
Derivatives not designated as hedges	3,933,463	3,933,463	3,753,264	3,753,264
Derivatives designated as hedges	12,768,769	12,768,769	13,789,496	13,789,496
Option contract liability (1)	25,091,627	25,091,627	-	-
Total financial derivative liabilities	41,793,859	41,793,859	17,542,760	17,542,760
Total other financial liabilities (*)	1,307,463,806	1,228,528,433	1,361,585,950	1,264,384,395
Lease Liabilities	42,838,884	42,838,884	40,427,168	40,427,168
Total lease liabilities (**)	42,838,884	42,838,884	40,427,168	40,427,168
Accounts payable - trade and other payable	380,858,017	380,858,017	491,336,222	491,336,222
Accounts payable to related parties	37,001,868	37,001,868	34,282,408	34,282,408
Total commercial obligations and other accounts payable	417,859,885	417,859,885	525,618,630	525,618,630
Total financial liabilities	1,768,162,575	1,689,227,202	1,927,631,748	1,830,430,193

(1)	See Note 1 – General information, letter C, number (9).

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

The carrying amount of cash and cash equivalents, other financial assets, deposits for return of bottles and containers and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

F-46

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

b)	Financial instruments by category:

As of March 31, 2023	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	522,229	-	-	522,229
Marketable securities and investments in other companies	1,263,748	-	-	1,263,748
Derivatives designated as hedges	-	-	78,951,812	78,951,812
Total other financial assets	1,785,977	-	78,951,812	80,737,789
Cash and cash equivalents	-	572,309,498	-	572,309,498
Trade and other receivable (net)	-	345,109,550	-	345,109,550
Accounts receivable from related parties	-	6,239,888	-	6,239,888
Total financial assets	1,785,977	923,658,936	78,951,812	1,004,396,725

As of March 31, 2023	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	181,867,266	181,867,266
Bond payable	-	-	1,071,860,422	1,071,860,422
Deposits for return of bottles and containers	-	-	11,942,259	11,942,259
Derivatives not designated as hedges	3,933,463	-	-	3,933,463
Derivatives designated as hedges	-	12,768,769	-	12,768,769
Option contract liability	25,091,627	-	-	25,091,627
Total Other financial liabilities	29,025,090	12,768,769	1,265,669,947	1,307,463,806
Lease liabilities	-	-	42,838,884	42,838,884
Accounts payable - trade and other payable	-	-	380,858,017	380,858,017
Accounts payable to related parties	-	-	37,001,868	37,001,868
Total financial liabilities	29,025,090	12,768,769	1,726,368,716	1,768,162,575

As of December 31, 2022	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	421,051	-	-	421,051
Marketable securities and investments in other companies	11,956,585	-	-	11,956,585
Derivatives designated as hedges	-	-	70,334,601	70,334,601
Total other financial assets	12,377,636	-	70,334,601	82,712,237
Cash and cash equivalents	-	597,081,675	-	597,081,675
Trade and other receivable (net)	-	449,205,296	-	449,205,296
Accounts receivable from related parties	-	6,246,605	-	6,246,605
Total financial assets	12,377,636	1,052,533,576	70,334,601	1,135,245,813

F-47

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

As of December 31, 2022	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	219,577,086	219,577,086
Bond payable	-	-	1,112,554,014	1,112,554,014
Deposits for return of bottles and containers	-	-	11,912,090	11,912,090
Derivatives not designated as hedges	3,753,264	-	-	3,753,264
Derivatives designated as hedges	-	13,789,496	-	13,789,496
Total Other financial liabilities	3,753,264	13,789,496	1,344,043,190	1,361,585,950
Lease liabilities	-	-	40,427,168	40,427,168
Accounts payable - trade and other payable	-	-	491,336,222	491,336,222
Accounts payable to related parties	-	-	34,282,408	34,282,408
Total financial liabilities	3,753,264	13,789,496	1,910,088,988	1,927,631,748

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each period, are detailed as follows:

	As of March 31, 2023				As of December 31, 2022
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	5	11,272	75,664,173	12,417,051	5	11,364	69,024,803	13,389,059
Less than a year	-	-	35,677,740	3,663,113	-	-	33,280,356	4,205,258
Between 1 and 5 years	5	11,272	21,661,291	8,753,938	5	11,364	18,986,487	9,183,801
More than 5 years	-	-	18,325,142	-	-	-	16,757,960	-
Cross currency swaps UF/EURO	1	296	1,930,797	34,447	1	296	1,243,303	45,392
Less than a year	-	-	-	34,447	-	-	-	45,392
Between 1 and 5 years	1	296	1,930,797	-	1	296	1,243,303	-
Cross currency swaps UF/USD	1	479	1,356,842	317,271	1	479	66,495	355,045
Less than a year	-	-	-	317,271	-	-	-	355,045
Between 1 and 5 years	1	479	1,356,842	-	1	479	66,495	-
Subtotal hedging derivatives	7		78,951,812	12,768,769	7		70,334,601	13,789,496
Forwards USD	18	149,414	469,631	3,922,477	27	154,156	293,023	3,699,120
Less than a year	18	149,414	469,631	3,922,477	27	154,156	293,023	3,699,120
Forwards Euro	4	13,350	11,148	1,610	6	12,860	13,999	52,421
Less than a year	4	13,350	11,148	1,610	6	12,860	13,999	52,421
Forwards CAD	2	1,270	26,916	1,598	2	1,870	90,550	-
Less than a year	2	1,270	26,916	1,598	2	1,870	90,550	-
Forwards GBP	2	654	14,534	7,778	3	774	23,479	1,723
Less than a year	2	654	14,534	7,778	3	774	23,479	1,723
Subtotal derivatives with effects on income	26		522,229	3,933,463	38		421,051	3,753,264
Total instruments	33		79,474,041	16,702,232	45		70,755,652	17,542,760
F-48

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently, their effects are recorded in Income, in Other gains (losses).

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Scotiabank Chile. See additional disclosures in Note 21 – Other financial liabilities.

As of March 31, 2023
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	81,943,433	CLP	77,909,573	4,033,860	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	106,586,013	CLP	84,949,542	21,636,471	08-10-2023
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	103,860,789	CLP	83,498,119	20,362,670	06-01-2023
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	71,365,437	CLP	57,324,165	14,041,272	06-01-2023
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	49,237,476	CLP	46,064,627	3,172,849	03-15-2030
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	16,635,006	USD	15,595,435	1,039,571	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	10,296,245	EUR	8,399,895	1,896,350	06-02-2025

As of December 31, 2022
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	82,322,384	CLP	80,933,348	1,389,036	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	105,013,688	CLP	85,070,350	19,943,338	08-10-2023
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	100,564,068	CLP	81,917,436	18,646,632	06-01-2023
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	69,182,555	CLP	55,845,532	13,337,023	06-01-2023
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	51,120,767	CLP	48,801,052	2,319,715	03-15-2030
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	16,322,595	USD	16,611,145	(288,550)	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	10,102,729	EUR	8,904,818	1,197,911	06-02-2025

The Interim Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the three-months ended March 31, 2023 a credit before income taxes of ThCh$ 1,847,828 (ThCh$ 2,758,650 as of March 31, 2022), related to the fair value of Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

F-49

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1 Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2 Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3 Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

The fair value of financial instruments recorded at fair value in the Interim Consolidated Financial Statements, is detailed as follows:

As of March 31, 2023	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	522,229	-	522,229	-
Marketable securities and investments in other companies	1,263,748	1,263,748	-	-
Derivatives designated as hedges	78,951,812	-	78,951,812	-
Total other financial assets	80,737,789	1,263,748	79,474,041	-
Derivative financial instruments	3,933,463	-	3,933,463	-
Derivative designated as hedges	12,768,769	-	12,768,769	-
Option contract liability	25,091,627		25,091,627
Total financial derivative liabilities	16,702,232	-	16,702,232	-

As of December 31, 2022	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	421,051	-	421,051	-
Marketable securities and investments in other companies	11,956,585	11,956,585	-	-
Derivatives designated as hedges	70,334,601	-	70,334,601	-
Total other financial assets	82,712,237	11,956,585	70,755,652	-
Derivative financial instruments	3,753,264	-	3,753,264	-
Derivative designated as hedges	13,789,496	-	13,789,496	-
Total financial derivative liabilities	17,542,760	-	17,542,760	-

During the period ended March 31, 2023, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

F-50

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 8    Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Cash on hand	417,272	239,542
Bank balances	263,850,521	179,097,293
Cash	264,267,793	179,336,835
Time deposits	249,438,318	389,303,495
Securities purchased under resale agreements	32,759,583	12,115,866
Investments in mutual funds	25,843,804	16,325,479
Short term investments classified as cash equivalents	58,603,387	28,441,345
Cash equivalents	308,041,705	417,744,840
Total	572,309,498	597,081,675

F-51

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The composition of cash and cash equivalents by currency as of March 31, 2023, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	78,219	820	-	2,169	-	258,458	77,606	-	417,272
Bank balances	32,571,744	214,746,158	1,404,686	3,377,277	1,304,278	10,106,893	156,031	183,454	263,850,521
Cash	32,649,963	214,746,978	1,404,686	3,379,446	1,304,278	10,365,351	233,637	183,454	264,267,793
Time deposits	-	241,695,499	-	7,742,819	-	-	-	-	249,438,318
Securities purchased under resale agreements	32,759,583	-	-	-	-	-	-	-	32,759,583
Investments in mutual funds	-	-	-	25,843,804	-	-	-	-	25,843,804
Short term investments classified as cash equivalents	32,759,583	-	-	25,843,804	-	-	-	-	58,603,387
Cash equivalents	32,759,583	241,695,499	-	33,586,623	-	-	-	-	308,041,705
Total	65,409,546	456,442,477	1,404,686	36,966,069	1,304,278	10,365,351	233,637	183,454	572,309,498

The composition of cash and cash equivalents by currency as of December 31, 2022, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,160	2,553	-	9,494	-	-	150,335	-	239,542
Bank balances	34,284,961	135,390,795	555,639	2,982,055	1,170,848	2,681,005	532,059	1,499,931	179,097,293
Cash	34,362,121	135,393,348	555,639	2,991,549	1,170,848	2,681,005	682,394	1,499,931	179,336,835
Time deposits	1,702,165	387,601,330	-	-	-	-	-	-	389,303,495
Securities purchased under resale agreements	12,115,866	-	-	-	-	-	-	-	12,115,866
Investments in mutual funds	-	-	-	16,325,479	-	-	-	-	16,325,479
Short term investments classified as cash equivalents	12,115,866	-	-	16,325,479	-	-	-	-	28,441,345
Cash equivalents	13,818,031	387,601,330	-	16,325,479	-	-	-	-	417,744,840
Total	48,180,152	522,994,678	555,639	19,317,028	1,170,848	2,681,005	682,394	1,499,931	597,081,675

F-52

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The composition of time deposits is detailed as follows:

As of March 31, 2023:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Citibank – United States	03-23-2023	05-23-2023	USD	119,309,099	0.40
Banco BBVA - Argentina	03-31-2023	06-29-2023	ARS	3,788,886	0.06
Banco Santander - Argentina	03-07-2023	04-10-2023	ARS	3,953,933	0.06
Sumitomo Mitsui Banking Corporation - United States	03-03-2023	04-03-2023	USD	40,472,802	0.40
Sumitomo Mitsui Banking Corporation - United States	03-27-2023	04-26-2023	USD	81,913,598	0.41
Total				249,438,318

As of December 31, 2022:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Citibank - United States	12-19-2022	01-19-2023	USD	214,295,932	0.39
Scotia Corredora de Bolsa Chile S.A.	12-27-2022	01-03-2023	CLP	1,702,165	0.96
Sumitomo Mitsui Banking Corporation - United States	11-03-2022	01-03-2023	USD	43,316,249	0.35
Sumitomo Mitsui Banking Corporation - United States	12-27-2022	01-26-2023	USD	129,989,149	0.37
Total				389,303,495

F-53

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The composition of securities purchased under resale agreements is detailed as follows:

As of March 31, 2023:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	03-30-2023	04-04-2023	CLP	996,647	0.92
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	03-30-2023	04-04-2023	CLP	699,481	0.92
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	03-30-2023	04-06-2023	CLP	2,530,477	0.92
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	03-30-2023	04-06-2023	CLP	2,259	0.92
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	03-30-2023	04-06-2023	CLP	713,915	0.92
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	03-30-2023	04-06-2023	CLP	229,166	0.92
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	03-30-2023	04-04-2023	CLP	3,658	0.92
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	03-30-2023	04-04-2023	CLP	732	0.92
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-30-2023	04-10-2023	CLP	800,244	0.92
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-30-2023	04-04-2023	CLP	600,183	0.92
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	03-30-2023	04-10-2023	CLP	1,100,336	0.92
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	03-30-2023	04-06-2023	CLP	875,510	0.92
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	03-30-2023	04-04-2023	CLP	1,000,618	0.93
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	03-30-2023	04-04-2023	CLP	1,500,157	0.93
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	03-30-2023	04-04-2023	CLP	4,501,395	0.93
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	03-30-2023	04-04-2023	CLP	2,000,620	0.93
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	03-30-2023	04-06-2023	CLP	500,155	0.93
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	03-31-2023	04-04-2023	CLP	700,000	0.93
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	03-30-2023	04-06-2023	CLP	4,851,553	0.93
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	03-30-2023	04-06-2023	CLP	972,495	0.93
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	03-30-2023	04-10-2023	CLP	1,200,372	0.93
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	03-30-2023	04-06-2023	CLP	2,807,404	0.93
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	03-30-2023	04-06-2023	CLP	1,671,741	0.93
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	03-30-2023	04-04-2023	CLP	999,094	0.93
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	03-30-2023	04-04-2023	CLP	501,371	0.93
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	03-31-2023	04-04-2023	CLP	100,000	0.93
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	03-31-2023	04-04-2023	CLP	900,000	0.93
Total					32,759,583

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-54

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

As of December 31, 2022:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
Banchile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-30-2022	01-03-2023	CLP	1,000,300	0.90
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-29-2022	01-03-2023	CLP	699,139	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	12-22-2022	01-12-2023	CLP	802,280	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-29-2022	01-05-2023	CLP	349,569	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-27-2022	01-03-2023	CLP	1,859,195	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-27-2022	01-03-2023	CLP	143,338	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-22-2022	01-12-2023	CLP	501,425	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-22-2022	01-12-2023	CLP	519,243	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-22-2022	01-12-2023	CLP	1,486,457	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2022	01-05-2023	CLP	652	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2022	01-03-2023	CLP	1,304	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2022	01-03-2023	CLP	426,919	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2022	01-03-2023	CLP	5,447	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2022	01-03-2023	CLP	168,394	0.95
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-30-2022	01-03-2023	CLP	797,417	0.96
Scotia Corredora de Bolsa Chile S.A.	Banco Estado de Chile	12-30-2022	01-03-2023	CLP	503,000	0.96
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-22-2022	01-12-2023	CLP	350,987	0.94
Scotia Corredora de Bolsa Chile S.A.	Banco Estado de Chile	12-30-2022	01-05-2023	CLP	2,500,800	0.96
Total					12,115,866

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Payments for business acquisitions are detailed as follows:

	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Total disbursement per business acquisition
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control (1)	3,205,058	-
Cash flows used to obtain control of subsidiaries or other businesses (2)	2,000,000	-

(1)	See Note 1 – General Information, letter C, number (9).
(2)	See Note 15 – Business combinations letter a).

F-55

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 9 Other non-financial assets

The Company maintained the following other non-financial assets:

	As of March 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	4,858,670	-	5,969,572	-
Advertising	14,245,537	18,787,436	9,638,905	12,189,131
Advances to suppliers	7,012,876	-	2,646,597	-
Prepaid expenses	4,599,374	255,670	1,633,812	312,916
Total advances	30,716,457	19,043,106	19,888,886	12,502,047
Guarantees paid	11,223	104,653	11,223	107,492
Consumables	1,051,319	-	985,485	-
Dividends receivable	1,414,882	-	1,152,147	-
Others	-	3,616	-	3,905
Total other assets	2,477,424	108,269	2,148,855	111,397
Total	33,193,881	19,151,375	22,037,741	12,613,444

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Materials to be consumed: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.
F-56

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 10 Trade and other receivables

The trade and other receivables are detailed as follows:

	As of March 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	167,800,279	-	219,233,148	-
International business operating segment	58,410,346	-	95,454,996	-
Wines operating segment	42,302,587	-	64,529,473	-
Total commercial debtors	268,513,212	-	379,217,617	-
Impairment loss estimate	(5,904,998)	-	(5,689,741)	-
Total commercial debtors - net	262,608,214	-	373,527,876	-
Others accounts receivables	78,818,936	3,682,400	71,735,660	3,941,760
Total other accounts receivable	78,818,936	3,682,400	71,735,660	3,941,760
Total	341,427,150	3,682,400	445,263,536	3,941,760

The Company’s accounts receivable are denominated in the following currencies:

	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Chilean Peso	229,325,669	282,513,670
Argentine Peso	53,004,591	84,117,884
US Dollar	35,916,184	48,620,961
Euro	7,195,768	9,337,050
Unidad de Fomento	2,162,214	2,159,295
Uruguayan Peso	5,348,515	6,786,253
Paraguayan Guarani	8,977,720	11,971,053
Bolivian	1,797,657	1,800,775
Others currencies	1,381,232	1,898,355
Total	345,109,550	449,205,296

F-57

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The detail of the accounts receivable maturities as of March 31, 2023, is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	167,800,279	161,192,522	3,684,451	997,309	1,291,781	634,216
International business operating segment	58,410,346	53,002,228	3,982,089	241,760	77,436	1,106,833
Wines operating segment	42,302,587	37,844,219	3,722,018	583,986	106,531	45,833
Total commercial debtors	268,513,212	252,038,969	11,388,558	1,823,055	1,475,748	1,786,882
Impairment loss estimate	(5,904,998)	(2,586,481)	(574,954)	(529,100)	(989,414)	(1,225,049)
Total commercial debtors - net	262,608,214	249,452,488	10,813,604	1,293,955	486,334	561,833
Others accounts receivables	78,818,936	78,494,513	106,506	186,424	-	31,493
Total other accounts receivable	78,818,936	78,494,513	106,506	186,424	-	31,493
Total current	341,427,150	327,947,001	10,920,110	1,480,379	486,334	593,326
Others accounts receivables	3,682,400	3,682,400	-	-	-	-
Total non-current	3,682,400	3,682,400	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2022 is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	219,233,148	213,862,500	2,805,528	870,442	1,162,551	532,127
International business operating segment	95,454,996	88,876,236	5,677,849	317,765	98,762	484,384
Wines operating segment	64,529,473	57,781,459	6,379,416	225,394	94,989	48,215
Total commercial debtors	379,217,617	360,520,195	14,862,793	1,413,601	1,356,302	1,064,726
Impairment loss estimate	(5,689,741)	(2,842,752)	(711,757)	(501,800)	(737,507)	(895,925)
Total commercial debtors - net	373,527,876	357,677,443	14,151,036	911,801	618,795	168,801
Others accounts receivables	71,735,660	71,433,620	81,332	206,788	-	13,920
Total other accounts receivable	71,735,660	71,433,620	81,332	206,788	-	13,920
Total current	445,263,536	429,111,063	14,232,368	1,118,589	618,795	182,721
Others accounts receivables	3,941,760	3,941,760	-	-	-	-
Total non-current	3,941,760	3,941,760	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of March 31, 2023, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 26% (26% as of December 31, 2022) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 – Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

F-58

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of March 31, 2023			As of December 31, 2022
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.14%	330,533,482	(2,586,481)	0.14%	431,953,815	(2,842,752)
0 to 3 months	8.42%	11,495,064	(574,954)	8.42%	14,944,125	(711,757)
3 to 6 months	46.50%	2,009,479	(529,100)	46.50%	1,620,389	(501,800)
6 to 12 months	100.00%	1,475,748	(989,414)	100.00%	1,356,302	(737,507)
More than 12 months	100.00%	1,818,375	(1,225,049)	100.00%	1,078,646	(895,925)
Total		347,332,148	(5,904,998)		450,953,277	(5,689,741)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write off normally takes more than 1 year.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Balance at the beginning of year	(5,689,741)	(5,820,206)
Estimate of expected credit losses up 12 months	(769,550)	(1,091,053)
Estimate of expected credit losses longer than 12 months	(22,735)	(31,800)
Impairment provision of accounts receivable	(792,285)	(1,122,853)
Uncollectible accounts	153,858	478,548
Add back of unused provisions	48,477	204,012
Effect of translation into presentation currency	374,693	570,758
Total	(5,904,998)	(5,689,741)

F-59

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 11    Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days. Balances are presented at the closing exchange rate.

(3)	An agreement of the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the capital contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of nine years with maturing in the year 2023. Consequently, the UF 9,995 will be paid in nine annual, equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(4)	Corresponds to shares of subsidiary Cervecería Szot SpA. from subsidiary Cervecería Kunstmann S.A. sold to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. The total amount of the transaction raised ThCh$ 42,506 for the sale of 15,167 shares. An interest of UF plus 3.79% annually will be applied to the value (base 360 days). The account receivable will be paid by Representaciones Chile Beer Kevin Michael Szot E.I.R.L. to CK in the same proportion of the dividends it will receive from the participation it owns in Cervecería Szot SpA.

(5)	In accordance with the terms of the share purchase agreement entered into on June 7, 2022 between the subsidiary Compañía Pisquera de Chile S.A., as buyer, and Panda SpA. and MBB SpA. as sellers, which was formalized on January 20, 2023, where the acquisition of 51.0132% of the shares of D&D SpA. was completed and the methodology for increasing the purchase price was established, subject to compliance with the results achieved by D&D SpA. in the next two years.

The transaction table includes the main transactions made with related parties.

F-60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of March 31, 2023	As of December 31, 2022
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	-	438
6,525,286-4	Francisco Pérez Mackenna	Chile	(1)	Director	Sales of products	CLP	156	160
6,770,473-8	Armin Kunstmann Telge	Chile	(1)	Chairman of subsidiary	Sales of products	CLP	106	98
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(4)	Shareholder of subsidiary	Sale of shares	CLP	4,732	4,197
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	482	988
71,238,300-3	Fundación Teletón	Chile	(1)	Related to the Company's general manager	Services provided	CLP	173,249	-
76,002,201-2	SAAM Puertos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	55	49
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	134	134
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,628	1,935
76,275,453-3	Tech Pack S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	50	50
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	666	718
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	535	1,153
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder of the subsidiary	Sales of products	CLP	817	848
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	856	14,203
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	7,718	10,663
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	65,408	25,098
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	678,133	857,808
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	266	500
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	2,041,857	2,789,247
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,186	2,227
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Services provided	CLP	935,245	4,326
78,306,560-6	Inmobiliaria e Inversiones Río Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	10	184
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	384	1,099
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	6,357	4,250
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	796,841	796,841
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	77,024	74,663
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	2,398	3,015
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder of the subsidiary	Sales of products	CLP	6,929	14,783
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	322	1,325
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Services provided	CLP	95,614	113,782
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	47,252	37,836
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	2,575	4,085
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,066	2,579
94,625,000-7	Inversiones ENEX S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	236,777	275,402
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	770	683
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,886	3,068
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Sales of products	CLP	50,790	41,492
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	369	232
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	988	174
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	358	301
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	479	957
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,128	3,716
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,198	2,410
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	510,628	692,100
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	35,929	73,164
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	5,644	5,601
99,511,240-K	Antofagasta Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,994	4,623
0-E	Aguas de Origen S.A.	Argentina	(2)	Joint venture of the subsidiary	Services provided	ARS	79,827	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of the subsidiary	Sales of products	USD	25,228	15,333
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services provided	Euros	50,021	69,802
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	235,317	239,791
0-E	Fundación Ramón T. Cartes	Paraguay	(2)	Related until March 16, 2023	Donations	PYG	-	718
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related until March 16, 2023	Sales of products	PYG	-	345
0-E	Prana S.A.	Paraguay	(2)	Related until March 16, 2023	Services provided	PYG	-	4,905
Total							6,197,382	6,204,099

F-61

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of March 31, 2023	As of December 31, 2022
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(4)	Shareholder of subsidiary	Sale of shares	CLP	42,506	42,506
Total							42,506	42,506

F-62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of March 31, 2023	As of December 31, 2022
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	21,580	17,283
71,238,300-3	Fundación Teletón	Chile	(1)	Related to the Company's general manager	Services received	CLP	-	208,238
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	134,664	279,560
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	6,488	7,138
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder of the subsidiary	Purchase of products	CLP	531,770	302,729
76,729,932-K	Saam Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	301,785	157,287
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	673	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	3,456	996
77,450,163-0	Panda SpA.	Chile	(5)	Shareholder of subsidiary	Balance of purchase of shares	CLP	134,631	-
77,486,593-4	MMB SpA.	Chile	(5)	Shareholder of subsidiary	Balance of purchase of shares	CLP	134,631	-
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	94,923	311,959
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	2,376	1,173
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	1,005,584	1,147,715
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	4,988	2,090
84,356,800-9	Watts S.A.	Chile	(2)	Related joint venture shareholder of the subsidiary	Royalty	USD	14,771	15,995
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	-	11,464
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Services received	CLP	-	10,473
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	32,860	95,039
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	50	548
94,625,000-7	Inversiones ENEX S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	11,290	12,258
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	860,308	429,337
96,591,040-9	Empresas Carozzi S.A.	Chile	(2)	Shareholder of joint operation of the subsidiary	Purchase of products	USD	211,793	-
96,657,690-1	Inversiones Punta Brava S.A.	Chile	(1)	Related to the controller	Services received	CLP	-	30,487
96,798,520-1	SAAM Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	20,689	16,350
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	6,322	2,977
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	5,479
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	2,800,014	3,277,811
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	798,761	2,058,046
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	193,814
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the controller's shareholder	Purchase of products	USD	-	1,800
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	20,502	-
0-E	Premium Brands S.R.L.	Bolivia	(2)	Related to the subsidiary's shareholder	Purchase of products	BOB	-	860
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of the subsidiary	Services received	USD	523	1,286
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services received	Euros	7,330	27,182
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	26	502
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	47,196	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	3,323,286	2,992,097
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	20,127,983	18,424,398
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	3,117	16,876
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	5,698,902	3,982,534
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	9	9
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	(2)	Related until March 16, 2023	Services received	PYG	-	8,160
0-E	Enex Paraguay S.A.E.	Paraguay	(2)	Related to the controller's shareholder	Purchase of products	PYG	905	6,850
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related until March 16, 2023	Services received	PYG	-	6,172
0-E	La Misión S.A.	Paraguay	(2)	Related until March 16, 2023	Services received	PYG	-	439
0-E	Palermo S.A.	Paraguay	(2)	Related until March 16, 2023	Services received	PYG	-	3,544
0-E	Prana S.A.	Paraguay	(2)	Related until March 16, 2023	Services received	PYG	-	128,988
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	Other currencies	314,119	84,465
Total							36,678,305	34,282,408

F-63

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of March 31, 2023	As of December 31, 2022
							ThCh$	ThCh$
77,450,163-0	Panda SpA.	Chile	(5)	Shareholder of subsidiary	Outstanding price of purchase of shares	CLP	161,781	-
77,486,593-4	MMB SpA.	Chile	(5)	Shareholder of subsidiary	Outstanding price of purchase of shares	CLP	161,782	-
Total							323,563	-
F-64

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Most significant transactions and effects on results:

For the three-months ended March 31, 2023 and 2022, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2023		2022
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	297,589	(297,589)	366,850	(366,850)
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	23,866	-	81,082	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan	-	-	25,930	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Interests	-	-	236	(236)
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	63,823	-	51,753	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	41,236	(41,236)	29,133	(29,133)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	289,381	218,996	290,848	220,106
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Purchase of shares	1,000,000	-	-	-
77,486,593-4	MMB SpA.	Chile	Shareholder of subsidiary	Purchase of shares	1,000,000	-	-	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	295,073	(295,073)	116,750	(116,750)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	3,837,900	2,472,853	3,246,287	2,091,662
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation of the subsidiary	Services provided	1,804,772	1,804,772	521,730	521,730
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation of the subsidiary	Services received	344,652	(344,652)	-	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation of the subsidiary	Purchase of products	5,587,947	-	6,530,666	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	138,102	-	108,928	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	12,959	9,569	8,342	6,159
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	105,922	(105,922)	59,566	(59,566)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	39,142	(39,142)	88,396	(88,396)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	-	-	1,377	1,082
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	656,853	487,431	539,525	400,366
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	2,851	2,851	2,515	2,515
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	30,000,000	-	48,300,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	31,010,340	10,340	48,328,396	28,396
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation of the subsidiary	Purchase of products	1,420,166	-	600,452	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation of the subsidiary	Sales of products	47,077	44,562	33,358	31,576
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	-	-	24,568	(24,568)
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	59,748	(59,748)	90,753	(90,753)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	25,544	-	122,979	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	10,746	(10,746)	54,482	(54,482)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	7,005,880	-	5,974,016	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	43,482	29,860	53,288	36,594
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	1,472,618	(1,472,618)	1,444,870	(1,444,870)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	49,595,156	1,678,256	59,925,559	2,605,029
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	15,202	(15,202)	10,998	(10,998)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	25,400,000	-	168,850,110	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	2,316	(2,316)	38,234	(38,234)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	78,261	72,644	47,944	44,503
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	25,456,365	56,365	170,076,316	235,721
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	35,345	(35,345)	31,976	(31,976)
0-E	Inversiones BEBINV S.A.	Bolivia	Related to the subsidiary's shareholder	Capital contribution	1,355,555	-	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	632,511	(632,511)	50,893	(50,893)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	1,056,230	-	6,922,688	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	5,756,471	(5,756,471)	1,568,823	(1,568,823)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	23,649	(23,649)	23,126	(23,126)
0-E	Aerocentro S.A.	Paraguay	Related until March 16, 2023	Sales of products	357	250	-	-
0-E	Banco BASA S.A.	Paraguay	Related until March 16, 2023	Sales of products	103	72	192	134
0-E	Cadena Farmacenter S.A.	Paraguay	Related until March 16, 2023	Sales of products	14,606	10,224	1,341	939
0-E	Cementos Concepción S.A.E.	Paraguay	Related until March 16, 2023	Sales of products	-	-	206	144
0-E	Chajha S.A.	Paraguay	Related until March 16, 2023	Sales of products	809	566	540	378
0-E	Cigar Trading S.R.L.	Paraguay	Related until March 16, 2023	Sales of products	-	-	183	128
0-E	Consignataria de Ganado S.A.	Paraguay	Related until March 16, 2023	Sales of products	62	44	144	101
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related until March 16, 2023	Sales of products	1,259	881	4,518	3,162
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the controller's shareholder	Sales of products	53,980	37,786	34,885	24,419
0-E	Fundación Ramón T. Cartes	Paraguay	Related until March 16, 2023	Sales of products	-	-	15	11
0-E	Ganadera las Pampas S.A.	Paraguay	Related until March 16, 2023	Sales of products	712	498	747	523
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related until March 16, 2023	Sales of products	45	31	24	17
0-E	Horacio Cartes	Paraguay	Related until March 16, 2023	Dividends paid	2,513,295	-	-	-
0-E	La Misión S.A.	Paraguay	Related until March 16, 2023	Sales of products	257	180	190	133
0-E	Palermo S.A.	Paraguay	Related until March 16, 2023	Sales of products	4,790	3,353	114	80
0-E	Pamplona S.A.	Paraguay	Related until March 16, 2023	Sales of products	12	9	13	9
0-E	Prana S.A.8	Paraguay	Related until March 16, 2023	Sales of products	79	56	-	-
0-E	Pronet	Paraguay	Related until March 16, 2023	Sales of products	257	180	-	-
0-E	QSR S.A.	Paraguay	Related until March 16, 2023	Sales of products	-	-	79,449	55,614
0-E	Saga Gym S.R.L.	Paraguay	Related until March 16, 2023	Sales of products	-	-	65	46
0-E	Tabacalera del Este S.A.	Paraguay	Related until March 16, 2023	Sales of products	4,578	3,204	1,673	1,171
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	250,734	(250,734)	-	-

F-65

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders’ Meeting held on April 14, 2021, being elected for a period of three years Messrs, Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, José Miguel Barros van Hövell tot Westerflier, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law No. 18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors’ meeting held the same date. According to article 50 bis of Law No. 18,046, in the same Board meeting the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Corbo, Pérez and Molina. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros participate in the Audit Committee´s meetings as observers.

At the Board meeting held on October 5, 2022, the Board of Directors took notice of the resignation of Mr. José Miguel Barros van Hövell tot Westerflier from the position of director, effective on October 1, 2022.At the same meeting, and as permitted by Article 32 of Law No. 18,046, the Board unanimously agreed to appoint Ms. María Gabriela Cadenas as a Director, until the next Ordinary Shareholders' Meeting is held.

By virtue of the foregoing, at the Ordinary Shareholders' Meeting held on April 12, 2023, a new Board of Directors was elected for a period of three years, being elected the following directors: Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, María Gabriela Cadenas, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter being appointed as an independent director in accordance with the provisions of Article 50 bis of Law No. 18. 046. The Chairman and Vice Chairman of the Board of Directors as well as the members of the Audit Committee were appointed at a Board meeting held on the same date. In accordance with the provisions of Article 50 bis of Law No. 18,046, the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors' Committee, which occurred at the same meeting, which was composed of directors Mr. Corbo, Mr. Pérez and Mr. Molina. The Audit Committee was composed of directors Mr. Corbo and Mr. Molina, who meet the applicable independence requirements according to the criteria established in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange. In addition, the Board of Directors resolved that Mr. Perez will participate in the Audit Committee meetings as an observer.

The Ordinary Shareholders’ Meeting held on April 13, 2022, it was resolved to maintain the Directors’ remuneration agreed at the previous Ordinary Shareholders’ Meeting, which consists of a monthly gross compensation for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company’s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2022.

The aforementioned Shareholders’ Meeting also agreed to maintain the remuneration of Directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those Directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

At the Ordinary Shareholders' Meeting held on April 12, 2023, it was agreed to maintain equal compensation for the Board of Directors, Directors' Committee and Audit Committee.

F-66

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Audit's Committee	15,945	18,828
Directors' Committee	18,306	16,212
Attendance meetings fee	357,622	360,023

Chief Executives’ remunerations:

	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Directors' Committee	3,564	3,153
Attendance meetings fee	50,338	53,753

The Chief Executives’ Remuneration as of March 31, 2023 amounted to ThCh$ 4,830,689 (ThCh$ 4,892,593 as of March 31, 2022). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the period.

Note 12    Inventories

The inventories balances are detailed as follows:

	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Finished products	173,559,792	184,684,428
In process products	1,406,729	1,698,741
Raw material	259,894,109	265,412,390
Inventories in transit	14,686,539	21,209,137
Materials and products	12,968,912	13,075,171
Realizable net value estimate and obsolescence	(4,838,519)	(5,280,333)
Total	457,677,562	480,799,534

For the period ended as of March 31, 2023 and 2022, the Company wrote off a total of ThCh$ 1,124,963 and ThCh$ 418,524, against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

F-67

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Initial balance	(5,280,333)	(3,176,553)
Inventories write-down estimation	(918,871)	(4,756,848)
Inventories recognised as an expense	1,124,963	2,371,770
Business combinations effect	235,722	281,298
Total	(4,838,519)	(5,280,333)

As of March 31, 2023 and December 31, 2022, the Company does not have any inventory pledged as guarantee for financial obligations.

Note 13    Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of significant accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$

As of January 1, 2022
Historic cost	12,546,705
Book Value	12,546,705

As of December 31, 2022
Conversion effect	(776,552)
Acquisitions	31,215,697
Decreases due to harvesting	(27,132,201)
Other increases (decreases) (1)	326,644
Sub-Total	3,633,588
Book Value	16,180,293

As of December 31, 2022
Historic cost	16,180,293
Book Value	16,180,293

As of March 31, 2023
Conversion effect	(562,004)
Acquisitions	9,403,895
Decreases due to harvesting	(16,718,350)
Other increases (decreases) (1)	531,393
Sub-Total	(7,345,066)
Book Value	8,835,227

As of March 31, 2023
Historic cost	8,835,227
Book Value	8,835,227

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

F-68

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 14 Non-current assets of disposal groups classified as held for sale

a) International Business Operating segment

-	During September 2015, the Board of subsidiary Sáenz Briones & Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina. At the date of issuance of these Consolidated Financial Statements the administration is still committed with a sale plan for this property. In order to to seek out a buyer and keep high probabilities to sale it the subsidiary has changed the Real Estate Broker.

b) Wine Operating segment

-	In 2015, the Board of Viña Valles de Chile S.A. (“VVCH”) which is Viña San Pedro Tarapacá S.A., authorized the sale of certain fixed assets located in Rengo city, Provincia de Cachapoal, Sexta Región.

At the date of issuance of the Consolidated Financial Statements, this group of assets, which amounted
ThCh$ 1,770,547, were reclassified to Property, plant and equipment, under the concept of Land, buildings and constructions; the latter considering that the elements required by the IFRS 5 to keep them classified as Non-current assets held for sale are not met. (See Note 19 – Property, plant and equipment).

-	In November 2022, the Board of Directors of Finca La Celia S.A. authorized the sale of the property identified as Finca Pocito, located in the province of San Juan, Argentina. On November 1, 2022, both the Purchase and Sale Agreement were signed and, together with the acceptance of the Offer, the partial payment was made according with the agreed price, and the occupnacy of the property was passed. It is expected that during the year 2023 the purchasers will complete the payment of the agreed price and the property ownership deed will be generated, materializing the sell. This transaction generated a loss in our results of ThCh$ 641,684 resulting from the lower book value to which the property was sold, discounting the costs to sell (See Note 32 - Other gains (losses)).

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale as of March 31, 2023.

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Land	1,341,559	1,428,465
Constructions	320,439	341,197
Machinery	18,910	20,135
Vines in formation (plantations)	212,475	226,240
Total	1,893,383	2,016,037

F-69

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 15 Business Combinations

a)	D&D SpA.

Pursuant to the provisions of the share purchase and sale agreement entered into on June 7, 2022 between the subsidiary Compañía Pisquera de Chile S.A. as purchaser and by Panda SpA. and MBB SpA, as sellers (the Sellers), on December 29, 2022 CPCh formalized the acquisition of 51.0132% of the shares of D&D SpA, through the subscription of a capital increase and on December 30, 2022 through the purchase of shares from the Sellers. Both operations were subject to the fulfillment of certain conditions, which were resolved on January 20, 2023.

As explained above, on January 20, 2023, CPCh paid ThCh$ 1,250,000 (equivalent to 444 shares at ThCh$ 2,815.315 each), and also subscribed and paid 135 shares issued in connection with the capital increase agreed at an extraordinary shareholders' meeting of the company, for which CPCh paid ThCh$ 1,481.481 for each share, totaling ThCh$ 200,000. CPCh is now the holder of 579 shares, representing 51.0132% of its total capital stock. At the same time, the parties expressly state that they have agreed that this price will be subject to an increase based on the cases and forms indicated in the share purchase agreement.

On February 14, 2023, CPCh paid the Sellers ThCh$ 750,000, corresponding to the first price increase.

Additionally, for this business combination, another price increase was recognized, as indicated in Note 11 - Balances and transactions with related parties, number (5).

For the business combination described above, the provisional fair values of the assets and liabilities have been determined (See Note 1 - General Information letter C), number (11)).

Note 16    Investments accounted for using equity method

Joint ventures and Associates

As of March 31, 2023 and December 31, 2022, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of March 31, 2023	As of December 31, 2022
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50,00	11,582,166	10,829,522
Central Cervecera de Colombia S.A.S.	50,00	18,278,913	21,228,654
Zona Franca Central Cervecera S.A.S.	50,00	80,085,381	84,611,035
Aguas de Origen S.A.	50,00	16,806,439	19,832,320
Total joint ventures		126,752,899	136,501,531
Aguas Danone de Argentina S.A.	49,00	3,450,855	3,565,708
Other companies		818,379	858,773
Total associates		4,269,234	4,424,481
Total		131,022,133	140,926,012

F-70

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Aguas de Origen S.A.	98,191	104,552
Aguas Danone de Argentina S.A.	2,194,116	2,336,251
Total	4,187,077	4,335,573

The share of net income (loss) of joint ventures and associates accounted for using the equity method are detailed as follows:

	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Central Cervecera de Colombia S.A.S.	(2,029,728)	(2,078,226)
Zona Franca Central Cervecera S.A.S.	(1,150,473)	720,293
Aguas de Origen S.A.	(1,819,302)	-
Cervecería Austral S.A.	1,074,300	789,882
Total joint ventures	(3,925,203)	(568,051)
Aguas Danone de Argentina S.A.	102,082	-
Other companies	4,351	3,411
Total associates	106,433	3,411
Total	(3,818,770)	(564,640)

Changes in investments in joint ventures and associates are detailed as follows:

	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Balance at the beginning of year	140,926,012	138,114,480
Other payments to acquire interests in joint ventures	-	36,465,915
Share of net income (loss) of joint ventures and associates accounted for using the equity method	(3,818,770)	(10,978,068)
Dividends received	(262,736)	(4,164,922)
Others (*)	(5,822,373)	(18,511,393)
Total	131,022,133	140,926,012

(*) Mainly includes effects from the foreign currency of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Investments II SpA., and Grupo Postobón have established a joint arrangement through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

F-71

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Investments ll Limitada, acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operation, in which CCU and Grupo Postobón participate as equal shareholders. The amount of this transaction was USD 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC, CCC markets these products.

For the purposes above, previous associations involve the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

As of March 31, 2023 no capital contributions have been made, as of December 31, 2022 the amount contributed to CCC and ZF CC amounts to USD 298,959,619 (equivalent to ThCh$ 202,106,752).

(3) Aguas Danone de Argentina S.A. and Aguas de Origen S.A.

On April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. ("ADA"), which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío (the "Transaction"). The Transaction included share acquisition and capital contributions in Argentine pesos totaling USD 28.8 million (equivalent to ThCh$ 25,594,237).

According to a public deed dated April 28, 2022, the subsidiary Compañía Cervecerías Unidas Argentina S.A., acquired 49,000 ordinary, nominative, non-endorsable shares of Aguas de Origen S.A. ("ADO"), at a value of one Argentine peso each, reaching a 49% interest in this company. The effective payment of this acquisition was made on August 26, 2022.

It should be noted that Aguas de Origen S.A. ("ADO"), is the contination the business of Aguas Danone de Argentina S.A., whish was efective as of December 1, 2022 as a result of the spin-off-merger approved by the shareholders' meeting of Aguas Danone de Argentina S.A. and Aguas de Origen S.A. on June 30, 2022.

On November 30, 2022, a purchase of 634,061 shares equivalent to ThCh$ 542,974 was made from Holding Internationale De Boissons S.A.S., which corresponds to 1% of the shares of "ADO", thus reaching a 50% shareholding in this company.

The Company does not have any contingent liabilities related to joint ventures and associates as March 31, 2023.

F-72

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Summarized financial information for associates and joint ventures: The tables below provide summarized financial information for those joint ventures and associates that are material to the group. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not the Company's share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments.

	Associated		Joint ventures
	As of March 31, 2023	As of December 31, 2022	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	925,631	1,002,278	158,484,927	185,086,705
Non-current assets	3,282,856	3,554,693	300,991,045	287,017,890
Current liabilities	817,746	885,460	33,651,900	127,663,233
Non-current liabilities	1,073,523	1,162,416	84,438,403	75,013,628

	Associated	Joint ventures
	For the three-months periods ended as of March 31,
	2023	2023	2022
	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	208,331	101,412,790	72,176,857
Operating result	208,331	(7,343,833)	822,382
Net income for period	208,331	(8,518,013)	227,376
Other comprehensive income	208,331	(6,599,414)	452,120
Depreciation and amortization	-	(4,474,449)	(4,027,697)

F-73

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2022
Historic cost	121,643,175	54,399,144	3,199,349	2,880,324	182,121,992
Accumulated amortization	-	(29,320,555)	-	(857,744)	(30,178,299)
Book Value	121,643,175	25,078,589	3,199,349	2,022,580	151,943,693

As of December 31, 2022
Additions (2)	12,950,000	2,416,575	-	613,295	15,979,870
Amortization of year	-	(4,454,798)	-	(153,637)	(4,608,435)
Conversion effect (cost)	(20,964,262)	(1,064,314)	-	(6,019)	(22,034,595)
Conversion effect (amotization)	-	379,453	-	104,772	484,225
Other increases (decreases) (1)	28,918,297	1,624,386	-	82,231	30,624,914
Sub-Total	20,904,035	(1,098,698)	-	640,642	20,445,979
Book Value	142,547,210	23,979,891	3,199,349	2,663,222	172,389,672

As of December 31, 2022
Historic cost	142,547,210	57,375,791	3,199,349	3,569,831	206,692,181
Accumulated amortization	-	(33,395,900)	-	(906,609)	(34,302,509)
Book Value	142,547,210	23,979,891	3,199,349	2,663,222	172,389,672

As of March 31, 2023
Additions	-	657,624	-	-	657,624
Additions for business combinations (cost) (3)	1,962,891	-	-	-	1,962,891
Divestitures (cost)	-	(74,540)	-	-	(74,540)
Divestitures (amortization)	-	74,540	-	-	74,540
Amortization of period	-	(1,248,069)	-	(39,638)	(1,287,707)
Conversion effect (cost)	(14,227,829)	(624,329)	-	(261,111)	(15,113,269)
Conversion effect (amotization)	-	292,903	-	134,353	427,256
Other increases (decreases) (1)	9,257,049	217,142	-	6,401	9,480,592
Sub-Total	(3,007,889)	(704,729)	-	(159,995)	(3,872,613)
Book Value	139,539,321	23,275,162	3,199,349	2,503,227	168,517,059

As of March 31, 2023
Historic cost	139,539,321	57,551,688	3,199,349	3,315,121	203,605,479
Accumulated amortization	-	(34,276,526)	-	(811,894)	(35,088,420)
Book Value	139,539,321	23,275,162	3,199,349	2,503,227	168,517,059

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 – General information, letter C), number (7).
(3)	See Note 1 – General information, letter C), number (11).

There are no restrictions or pledges on intangible assets.

F-74

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of March 31, 2023	As of December 31, 2022
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	32,457,711	33,003,901
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A. (1)	3,326,673	1,363,782
	Cervecería Kunstmann S.A. (2)	15,064,351	15,064,351
	Sub-Total	52,014,735	50,598,034
International Business	CCU Argentina S.A. and subsidiaries	55,496,647	59,088,046
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,529,378	2,641,563
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,365,578	3,563,156
	Bebidas Bolivianas BBO S.A.	6,196,007	6,709,069
	Sub-Total	67,587,610	72,001,834
Wines	Viña San Pedro Tarapacá S.A.	19,936,976	19,947,342
	Sub-Total	19,936,976	19,947,342
Total		139,539,321	142,547,210

(1)	See Note 1 – General information, letter C), number (11).
(2)	See Note 1 – General information, letter C), number (7).

Management has carried out impairment tests, from which no evidence of impairment has emerged. Regarding Trademarks with an indefinite useful life, the same methodology has been used as indicated in Note 18 – Goodwill.

F-75

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2022
Historic cost	131,172,835
Book Value	131,172,835

As of December 31, 2022
Other increases (decreases) (1)	19,526,568
Conversion effect	(13,729,969)
Sub-Total	5,796,599
Book Value	136,969,434

As of December 31, 2022
Historic cost	136,969,434
Book Value	136,969,434

As of March 31, 2023
Additions for business combinations (2)	1,573,345
Other increases (decreases) (1)	6,250,810
Conversion effect	(9,984,580)
Sub-Total	(2,160,425)
Book Value	134,809,009

As of March 31, 2023
Historic cost	134,809,009
Book Value	134,809,009

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 – General information, letter C), number (11).

F-76

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of March 31, 2023	As of December 31, 2022
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	1,782	2,277
	D&D SpA. (1)	1,573,345	-
	Cervecería Kunstmann S.A.	456,007	456,007
	Cervecería Szot SpA.	202,469	202,469
	Sub-Total	46,179,084	44,606,234
International Business	CCU Argentina S.A. and subsidiaries	37,517,033	39,949,114
	Marzurel S.A., Coralina S.A. and Milotur S.A.	4,539,210	4,815,276
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	4,978,990	5,244,087
	Bebidas Bolivianas BBO S.A.	9,178,548	9,938,579
	Sub-Total	56,213,781	59,947,056
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		134,809,009	136,969,434

(1)	See Note 1 – General information, letter C), number (11).

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flow model, is the most reliable method to determine the recoverable values of the CGU.

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and / or intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2023 ThCh$	127,717	38,129	1,671	3,324	1,417
Perpetual growth	3.00%	2.50%	2.20%	2.20%	4.40%
Discount rate	7.50%	23.00%	11.28%	11.35%	12.30%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and / or intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units / brands. An exceptionally longer period of time (no longer than ten years), is considered for those units / brands that require a longer maturation period.

Cash Flow: To determine the value in use, the Company has used cash flow projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results. Management’s cash flow projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

F-77

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 2.2% is used, consistent with the expected long-term growth for this country. For Bolivia a perpetuity rate of 4.4% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used, In the case of Argentina, a perpetuity rate of 2.5% are used respectively, which are composed by the average inflation rate of the United States of America mentioned above, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

According to the calculated sensitivities, the Administration determines that there is no reasonably possible change in the assumptions mentioned above that could cause that the book value exceeds the estimated recoverable value as of March 31, 2023.

F-78

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2022
Historic cost	790,813,382	691,181,931	194,726,856	147,793,572	195,282,050	83,225,686	38,465,102	2,141,488,579
Accumulated depreciation	(252,590,764)	(376,384,175)	(116,338,645)	(101,641,643)	-	(56,210,408)	(16,061,490)	(919,227,125)
Book Value	538,222,618	314,797,756	78,388,211	46,151,929	195,282,050	27,015,278	22,403,612	1,222,261,454

As of December 31, 2022
Additions	-	-	-	-	197,387,873	-	-	197,387,873
Transfers	61,166,714	79,898,704	22,694,028	19,887,613	(200,131,448)	9,568,259	6,915,853	(277)
Transfers to Assets held for sale (cost)	(1,765,306)	(36,934)	-	-	-	-	(615,461)	(2,417,701)
Transfers to Assets held for sale (depreciation)	30,707	29,939	-	-	-	-	287,546	348,192
Transfers from Assets held from sale (cost)	1,770,547	-	-	-	-	-	-	1,770,547
Conversion effect historic (cost)	(29,680,592)	(54,111,392)	(34,138,268)	(9,104,748)	(7,821,487)	(781,851)	(2,238,221)	(137,876,559)
Write off (cost)	(6,648,641)	(9,972,059)	(2,248,000)	(84,791)	-	(1,255,691)	-	(20,209,182)
Write off (depreciation)	6,535,423	9,970,855	2,172,805	77,589	-	1,254,399	-	20,011,071
Capitalized interests	-	-	-	-	797,442	-	-	797,442
Depreciation	(24,493,237)	(38,579,233)	(25,171,425)	(15,552,044)	-	(6,609,355)	(1,808,857)	(112,214,151)
Conversion effect (depreciation)	1,821,057	8,082,936	14,171,760	5,747,971	-	528,252	-	30,351,976
Other increases (decreases) (1)	34,879,083	59,737,810	27,530,952	4,432,463	25,533,318	271,976	5,587,805	157,973,407
Divestitures (cost)	(401,557)	(65,792)	(20,065,136)	(7,645,330)	-	(629,411)	(392,883)	(29,200,109)
Divestitures (depreciation)	63,935	50,276	19,750,911	7,307,878	-	365,518	323,801	27,862,319
Sub-Total	43,278,133	55,005,110	4,697,627	5,066,601	15,765,698	2,712,096	8,059,583	134,584,848
Book Value	581,500,751	369,802,866	83,085,838	51,218,530	211,047,748	29,727,374	30,463,195	1,356,846,302

As of December 31, 2022
Historic cost	862,106,306	813,091,440	253,015,079	164,415,831	211,047,748	91,014,222	48,703,199	2,443,393,825
Accumulated depreciation	(280,605,555)	(443,288,574)	(169,929,241)	(113,197,301)	-	(61,286,848)	(18,240,004)	(1,086,547,523)
Book Value	581,500,751	369,802,866	83,085,838	51,218,530	211,047,748	29,727,374	30,463,195	1,356,846,302

As of March 31, 2023
Additions	-	-	-	-	22,334,003	-	-	22,334,003
Additions for business combinations (cost) (2)	181,006	510,523	-	-	-	79,095	-	770,624
Additions for business combinations (depreciation)	(7,271)	(37,411)	-	-	-	(9,301)	-	(53,983)
Transfers	2,718,486	7,932,736	10,018,311	4,479,083	(26,310,589)	1,142,504	19,469	-
Conversion effect historic (cost)	(20,541,107)	(34,886,291)	(19,298,291)	(5,407,102)	(8,843,159)	(639,159)	(1,451,285)	(91,066,394)
Write off (cost)	(377,685)	(3,347,115)	(106,776)	(4,226)	-	(277,440)	-	(4,113,242)
Write off (depreciation)	343,446	2,840,286	106,738	176	-	271,285	-	3,561,931
Capitalized interests	-	-	-	-	81,560	-	-	81,560
Depreciation	(5,791,563)	(9,159,782)	(5,986,276)	(3,876,257)	-	(1,804,545)	(449,537)	(27,067,960)
Conversion effect (depreciation)	1,335,352	6,555,483	7,662,370	3,335,999	-	296,689	-	19,185,893
Other increases (decreases) (1)	12,520,892	21,953,969	9,388,476	1,337,989	6,314,699	223,943	1,038,862	52,778,830
Sub-Total	(9,618,444)	(7,637,602)	1,784,552	(134,338)	(6,423,486)	(716,929)	(842,491)	(23,588,738)
Book Value	571,882,307	362,165,264	84,870,390	51,084,192	204,624,262	29,010,445	29,620,704	1,333,257,564

As of March 31, 2023
Historic cost	857,158,329	806,972,045	253,040,339	164,831,960	204,624,262	91,662,737	49,400,653	2,427,690,325
Accumulated depreciation	(285,276,022)	(444,806,781)	(168,169,949)	(113,747,768)	-	(62,652,292)	(19,779,949)	(1,094,432,761)
Book Value	571,882,307	362,165,264	84,870,390	51,084,192	204,624,262	29,010,445	29,620,704	1,333,257,564

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”
(2)	See Note 1 – General information, letter C), number (11).
F-79

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The balance of the land at the end of each period is as follows:

	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Land	278,066,858	280,329,704
Total	278,066,858	280,329,704

Capitalized interest as of March 31, 2023 amounted ThCh$ 81,560 (ThCh$ 246,929 as of December 31, 2022, using an annually capitalization rate of 3.28% (3.29% as of December 31, 2022).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land, The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of March 31, 2023, the Company maintained approximately 5,079 hectares of which 4,652 are for vines in production stage. Of the total hectares mentioned above, 4,331 correspond to own land and 321 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2022, the production in plant vines yield was approximately 58.7 million kilos of grapes (57.7 million kilos of grapes in 2021).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to impairment losses on Property, plant and equipment, Management has analyzed internal and external indicators and has not found evidence of impairment at March 31, 2023.

The depreciation for the three-months ended as of March 31, 2023 and 2022, recognized in net income and other assets is as follows:

	As of March 31, 2023	As of March 31, 2022
	ThCh$	ThCh$
Recognized in net income (*)	26,774,047	26,207,047
Recognized in others assets	293,913	214,028
Total	27,067,960	26,421,075

(*) Includes ThCh$ 381,376 (ThCh$ 498,974 as of March 31, 2022) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

F-80

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 20 Investment Property

Investment property movements are detailed as follows:

	Land	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2022
Historic cost	7,113,560	3,346,699	10,460,259
Accumulated depreciation	-	(908,645)	(908,645)
Book Value	7,113,560	2,438,054	9,551,614

As of December 31, 2022
Transfers from PPE (cost)	277	-	277
Divestitures	(121,880)	-	(121,880)
Depreciation	-	(85,267)	(85,267)
Conversion effect (cost)	(1,859,082)	(712,681)	(2,571,763)
Conversion effect (depreciation)	-	66,700	66,700
Other increases (decreases) (1)	2,528,154	916,159	3,444,313
Sub-Total	547,469	184,911	732,380
Book Value	7,661,029	2,622,965	10,283,994

As of December 31, 2022
Historic cost	7,661,029	3,550,177	11,211,206
Accumulated depreciation	-	(927,212)	(927,212)
Book Value	7,661,029	2,622,965	10,283,994

As of March 31, 2023
Depreciation	-	(21,283)	(21,283)
Conversion effect (cost)	(1,124,195)	(419,448)	(1,543,643)
Conversion effect (depreciation)	-	33,018	33,018
Other increases (decreases) (1)	809,306	278,191	1,087,497
Sub-Total	(314,889)	(129,522)	(444,411)
Book Value	7,346,140	2,493,443	9,839,583

As of March 31, 2023
Historic cost	7,346,140	3,408,920	10,755,060
Accumulated depreciation	-	(915,477)	(915,477)
Book Value	7,346,140	2,493,443	9,839,583

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, recording no income in 2023 (ThCh$ 1,225 as of March 31, 2022). Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 36,674 for period 2023 (ThCh$ 25,952 as on March 31, 2022). In addition, the expenses associated with such investment properties amounted to ThCh$ 21,881 for the period ended as of March 31, 2023 (ThCh$ 23,193 as of March 31, 2022).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 96% of the carrying amount is ThCh$ 16,844,762.

Management has not detected evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

F-81

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Interim Consolidated Financial Statements are detailed as follows:

	As of March 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	107,559,335	74,307,931	134,737,116	84,839,970
Bonds payable (1)	24,587,681	1,047,272,741	30,871,086	1,081,682,928
Derivatives not designated as hedges (2)	3,933,463	-	3,753,264	-
Derivatives designated as hedges (2)	4,014,831	8,753,938	4,605,695	9,183,801
Deposits for return of bottles and containers	11,942,259	-	11,912,090	-
Option contract liability (3)	25,091,627	-	-	-
Total	177,129,196	1,130,334,610	185,879,251	1,175,706,699

(1) See Note 5 – Risk administration.

(2) See Note 7 – Financial instruments.

(3) See Note 1 – General information, letter C), number (9).

F-82

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of March 31, 2023:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	1,680	6,865	8,545	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,977	-	2,977	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	7,688	31,097	38,785	At maturity	6.96
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	5,329	17,764	23,093	At maturity	3.50
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	97,601,500	-	97,601,500	At maturity	5.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	34,317	34,317	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,014,308	-	2,014,308	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,007,332	-	1,007,332	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	68,170	-	68,170	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	4,938	4,938	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	882,848	820,788	1,703,636	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	242,592	242,592	At maturity	8.66
0-E	Finca La Celia S.A.	Argentina	0-E	Patagonia	Argentina	USD	-	118,854	118,854	At maturity	3.75
0-E	Finca La Celia S.A.	Argentina	0-E	Patagonia	Argentina	USD	-	158,309	158,309	At maturity	3.75
0-E	Finca La Celia S.A.	Argentina	0-E	Patagonia	Argentina	ARS	228,571	-	228,571	At maturity	73.00
0-E	Finca La Celia S.A.	Argentina	0-E	San Juan	Argentina	ARS	1,577,355	-	1,577,355	At maturity	73.00
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	ARS	381,446	-	381,446	At maturity	73.00
0-E	Finca La Celia S.A.	Argentina	0-E	Supervielle	Argentina	USD	-	239,374	239,374	At maturity	5.25
0-E	Finca La Celia S.A.	Argentina	0-E	Patagonia	Argentina	USD	-	198,597	198,597	At maturity	3.75
0-E	Saenz Briones & Cía. S.A.I.C.	Argentina	0-E	BBVA	Argentina	ARS	499,834	-	499,834	At maturity	74.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	12,144	476,972	489,116	Semiannual	5.30
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	11,231	476,972	488,203	Semiannual	5.30
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	17,121	-	17,121	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	49,710	-	49,710	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	18,111	-	18,111	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,742	113,565	115,307	Semiannual	5.30
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,105	227,129	229,234	Semiannual	5.30
Total							104,391,202	3,168,133	107,559,335

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration,

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	-	6,524,218	6,524,218	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	-	431,766	431,766	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	471,210	13,488,200	13,959,410	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	438,463	190,976	629,439	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulación S	United States	USD	-	2,384,087	2,384,087	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	6,502	118,006	124,508	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	-	119,225	119,225	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	235,736	179,292	415,028	Semiannual	1.00
Total							1,151,911	23,435,770	24,587,681

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement, Note 7 – Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

As of December 31, 2022:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	1,645	6,719	8,364	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,622	10,587	13,209	Monthly	5.65
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	1,010,488	-	1,010,488	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	26,710,141	732,067	27,442,208	At maturity	8.34
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	96,199,000	96,199,000	At maturity	5.70
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	USD	2,582,301	-	2,582,301	At maturity	5.16
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco del Estado de Chile	Chile	CLP	79,750	-	79,750	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	2,006,310	2,006,310	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,003,333	1,003,333	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	218,128	-	218,128	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	22,881	-	22,881	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,662,154	1,662,154	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	604,555	-	604,555	At maturity	8.66
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Galicia	Argentina	ARS	-	2,999	2,999	Dialy	0.00
0-E	Sáenz Briones & Cía. S.A.I.C.	Argentina	0-E	Santander - Argentina	Argentina	ARS	9,622	-	9,622	At maturity	46.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	14,806	-	14,806	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	62,115	-	62,115	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	600	-	600	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	4,453	245,937	250,390	Semiannual	5.30
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	8,907	491,874	500,781	Semiannual	5.30
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	5,550	516,467	522,017	Semiannual	5.30
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	4,638	516,467	521,105	Semiannual	5.30
Total							31,343,202	103,393,914	134,737,116

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-83

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	3,773,458	3,174,589	6,948,047	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 06/28/2018	Chile	UF	1,180,641	3,684	1,184,325	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	50,640	13,420,052	13,470,692	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 06/28/2018	Chile	UF	62,890	278,815	341,705	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond Internacional	144A/Regulation S	United States	USD	6,882,197	-	6,882,197	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 06/28/2018	Chile	UF	705,938	-	705,938	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 08/20/2022	Chile	UF	1,059,348	-	1,059,348	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	59,128	219,706	278,834	Semiannual	1.00
Total							13,774,240	17,096,846	30,871,086

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement, Note 7 – Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Non-current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of March 31, 2023:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	14,451	15,462	25,248	55,161	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	23,762	26,570	63,526	113,858	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	31,097	-	-	31,097	At maturity	6.96
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	30,000,000	-	30,000,000	At maturity	8.34
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	6,713,685	-	6,713,685	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,988,203	-	-	2,988,203	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,305,140	-	-	3,305,140	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	8.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	730,362	973,816	2,191,088	3,895,266	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,513,945	2,018,594	4,289,511	7,822,050	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	768,595	614,876	-	1,383,471	Semiannual	5.50
Total							11,375,555	56,363,003	6,569,373	74,307,931

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	12,889,745	12,889,679	12,890,785	38,670,209	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 06/28/2018	Chile	UF	9,932	9,824	106,815,941	106,835,697	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	53,756,274	40,264,860	-	94,021,134	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 06/28/2018	Chile	UF	509,268	509,268	71,730,988	72,749,524	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	-	468,400,778	468,400,778	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 06/28/2018	Chile	UF	52,026	52,026	71,267,192	71,371,244	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 08/20/2022	Chile	UF	-	-	141,572,930	141,572,930	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	53,651,225	-	-	53,651,225	Semiannual	1.00
Total							120,868,470	53,725,657	872,678,614	1,047,272,741

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement, Note 7 – Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-84

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

As of December 31, 2022:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	14,141	15,132	26,883	56,156	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	23,137	25,868	55,717	104,722	Monthly	5.65
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	40,000,000	-	40,000,000	At maturity	8.34
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	6,710,993	-	6,710,993	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,998,735	-	-	2,998,735	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,299,391	-	-	3,299,391	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	8.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	659,034	1,054,454	2,504,328	4,217,816	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,365,925	2,185,478	4,918,354	8,469,757	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	368,400	491,200	122,800	982,400	Semiannual	5.50
Total							10,728,763	66,483,125	7,628,082	84,839,970

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond H	573 03/23/2009	Chile	UF	12,721,446	12,721,446	15,908,546	41,351,438	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 06/28/2018	Chile	UF	9,822	9,822	105,422,549	105,442,193	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	53,071,586	39,800,351	-	92,871,937	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 06/28/2018	Chile	UF	503,118	503,118	70,857,871	71,864,107	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	344,064	52,666,470	-	53,010,534	Semiannual	1.00
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond Internacional	144A/Regulation S	United States	USD	-	-	506,983,975	506,983,975	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 06/28/2018	Chile	UF	-	-	70,444,041	70,444,041	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 08/20/2022	Chile	UF	-	-	139,714,703	139,714,703	Semiannual	2.70
Total							66,650,036	105,701,207	909,331,685	1,081,682,928

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement, Note 7 – Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 - Financial instruments.

The effective interest rates of bond obligations are as follows:

Bonds Serie H 4.27%

Bonds Serie J 2.89%

Bonds Serie L 1.21%

Bonds Serie M 0.87%

Bonds International 3.30%

Bonds Serie D 0.53%

Bonds Serie P 3.36%

Bonds Serie R 2.81%

F-85

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The terms and conditions of the main interest accruing obligations as of March 31, 2023, are detailed as follows:

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17% per annum. The subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022.

This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary pays interest semi-annually and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2022 this loan was renewed for 5 years, with maturity on July 27, 2027.

This loan bears interest at a annual fixed rate of 8.664%. The company pays interests semiannually and the principal amortization consists of a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

-	Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

-	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

-	Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than
UF 10,000, except under the terms established by the agreement, among other.

On the other hand, the Company, through an agreement dated July 28, 2017, forces to maintain a direct or indirect shareholding of at least 50.1%, which allows it to control its subsidiary Compañía Pisquera de Chile S.A. during the term of this loan.

As of March 31, 2023, the subsidiary and CCU were in compliance with the financial covenants.

b)	On April 16, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate maturing on April 17, 2023.

On April 17, 2023, this loan was renewed for a 3-year term, maturing on April 17, 2026.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

c)	On April 21, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate maturing on April 21, 2023.

On April 17, 2023, this loan was renewed for a 3-year term, maturing on April 21, 2026.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

F-86

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023
d)	On July 19, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on July 18, 2025.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

e)	On August 11, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,750,000, at a fixed interest rate, maturing on August 11, 2027.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

f)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

On April 13, 2022, this loan was renewed for a 5-year term, maturing on April 13, 2027.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

On March 31, 2023, ThCh$ 10,000,000 of principal due was paid in advance.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1,5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than 3 times, defined as the ratio between ORBDA and Financial Costs. ORBDA is the sum of the accounts Gross Margin and Other Income by Function, less the accounts Distribution Costs, Administrative Expenses and Other Expenses by Function and plus the line Depreciation and Amortization recorded in the Note Costs and Expenses by Nature. For Financial Costs, the account of the same name contained in the Consolidated Statement of Income by Function. The Consolidated Financial Expense Coverage will be calculated for the twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the month of closing of such Consolidated Financial Statements.

c.	The Issuer shall maintain an Adjusted Shareholders' Equity at the consolidated level of at least ThCh$ 312,516,750. For these purposes, Adjusted Shareholders' Equity corresponds to the sum of /i/ the account Equity attributable to owners of the controlling company contained in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provided according to policy, as well as all other accounts related to provision for dividends, contained in the Consolidated Statement of Changes in Shareholders' Equity.

d.	The Issuer shall maintain unencumbered assets for an amount equal to at least 1.2 times the outstanding amount of unsecured financial debt, For these purposes, assets and debts shall be valued at book value. The term "unencumbered assets" means: /a/ the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets pledged as collateral indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Financial Debt, the definition given to this term is found in the Indenture.

e.	The Issuer shall maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

F-87

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023
f.	The Issuer shall not sell, nor allow them to be sold, nor assign ownership and not to transfer and/or in any way dispose of, either through one transaction or a series of transactions, directly or indirectly, assets of its property and those of its subsidiaries necessary, to maintain in Chile, directly and/or through one or more subsidiaries, a nominal installed capacity for the production, indistinctly, of Beer and/or Alcoholic Beverages and/or Nectars and/or Mineral and/or Bottled Waters, hereinafter the "Essential Businesses", equal to or not less, either with respect to one or more of the aforementioned categories or all of them together, than 15.9 million hectoliters per year.

g.	The Issuer shall maintain, directly or through a subsidiary, ownership of the trademark "CRISTAL", word or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of March 31, 2023, the Company was in compliance with the financial covenants.

Banco de Chile – Bank Loans

a)	On July 5, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 2,110 (equivalent to ThCh$ 61,928 as of March 31, 2023), at a fixed interest rate, maturing on June 5, 2031.

The subsidiary amortizes interest and principal on a monthly basis, with a first payment on August 5, 2021.

b)	On December 17, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 3,663 (equivalent outstanding balance is ThCh$ 112,938 as of March 31, 2023), at a fixed interest rate, maturing on November 17, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

Scotiabank Chile – Bank Loans

a)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 10,000,000 (equivalent outstanding balance is ThCh$ 5,000,000 as of March 31, 2023), at a fixed interest rate, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

i. A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

ii.A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of March 31, 2023, the subsidiary was in compliance with the financial covenants.

b)	On February 18, 2020, the subsidiary Bebidas CCU-PepsiCo SpA. signed a bank loan with Scotiabank Chile for a total of ThCh$ 2,000,000 at a fixed interest rate and maturity on February 18, 2023. The Company recognized the 50% of this loan in accordance with its participation on this joint operation.
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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On February 18, 2023, the loan was fully paid.

c)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 3,000,000 at a fixed interest rate and maturity on March 16, 2025.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

The bank loan mentioned above is required to comply certain informational requirements and also compliance with certain financial ratios that are described below:

i. A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

ii.A ratio of Net Financial Debt to ORBDA less than or equal to three times, For these purposes, the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of March 31, 2023, the subsidiary was in compliance with the financial covenants.

d)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

On April 6, 2023, the loan was renewed with Banco del Estado de Chile for a term of 5 years, maturing on April 6, 2028.

The Company amortizes interest on a monthly basis and the principal amortization consists of a single payment at the end of the established maturity date.

Banco Itaú Corpbanca – Bank Loans

On April 23, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of USD 14,000,000, at a fixed interest rate, maturing on April 22, 2022.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 22, 2022, this loan was repaid for a total equivalent of ThCh$ 11,657,130.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Banco Crédito e Inversiones – Bank loans

a)	On May 18, 2020, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 69,000 (equivalent outstanding balance is ThCh$ 18,688 as of March 31, 2023) at a fixed interest rate, maturing on April 24, 2024.

The Company amortizes interest and principal on a monthly basis.

b)	On July 23, 2021, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 100,000 (equivalent outstanding balance is ThCh$ 56,250 as of March 31, 2023) at a fixed interest rate, maturing on June 16, 2025.

The Company amortizes interest and principal on a monthly basis.

Banco Mercantil Santa Cruz S.A. – Bank loans

a)	On June 26, 2017, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians (current balance equivalent to ThCh$ 7,821,729 as of March 31, 2023), at a fixed interest rate, maturing on April 4, 2032.

The BBO subsidiary amortizes interest on a quarterly basis, and the capital amortization will begin to be settled from November 12, 2024 on a quarterly basis.

b)	On May 31, 2019, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians (current balance equivalent to ThCh$ 3,895,108 as of March 31, 2023), at a fixed interest rate, maturing on April 7, 2029.

The BBO subsidiary amortizes interest on a quarterly basis and the capital amortization will begin to be settled from October 31, 2024 on a quarterly basis.

c)	On June 30, 2022, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 12,182,220 bolivians (equivalent to ThCh$ 1,383,413 as of March 31, 2022), at a fixed interest rate and maturing on May 29, 2028.

This loan accrues interest at a fixed interest rate. The BBO subsidiary will amortize interest on a semi-annual basis, and the capital amortization will begin to be settled on December 16, 2024 on a semi-annual basis.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

B)	Bonds

Series H Bonds – CCU S.A.

On March 23, 2009, under number 573, the Company recorded in the Securities Record the issue of bonds Series H for UF 2 million (the balance outstanding is ThCh$ 45,277,874 as of March 31, 2023), with 21 years terms. Emission was placed in the local market on April 2, 2009. The issuance of the Bond H was UF 2 million with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010, were amended Issue Contract Series H, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Interim Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.	Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA[1] and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

c.	Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties, Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements. These latter obligations are currently presented in a specific item and note.

d.	Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

e.	To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year, except in the cases and under the terms of the contract.

g.	To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

h.	Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

The inflation risk associated to the interest rate to which Bond H is exposed is mitigated through the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

[1] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

As of March 31, 2023, the Company was in compliance with the financial covenants.

Series J Bonds – CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million (the balance outstanding is ThCh$ 106,726,440 as of March 31, 2023) with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Interim Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA[2] and Financial Expenses. ORBDA is the sum of the accounts Gross margin and Other income per function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and / or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and / or non-alcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

[2] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023
g.	To maintain directly or through a subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in the contract.

The inflation risk associated to the interest rate to which Bond J is exposed is mitigated through the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

As of March 31, 2023, the Company was in compliance with the financial covenants.

Series L Bonds – CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF 3 million (the balance outstanding is ThCh$ 106,726,440 as of March 31, 2023), maturing on June 1, 2027. The L Series Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The capital will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[3] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

[3] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

The inflation risk associated to the interest rate to which Bond L is exposed is mitigated through the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

As of March 31, 2023, the Company was in compliance with the financial covenants.

Series M Bonds – CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 71,150,960 as of March 31, 2023) with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester. Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank, It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA[4] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board, Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

[4] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-95

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023
h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

The inflationary risk associated to the interest rate in which this Bond M is exposed is mitigated by the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 - Financial instruments.

As of March 31, 2023, the Company was in compliance with the financial covenants.

Series P Bonds – CCU S.A.

On March 15, 2022 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated March 30, 2022, the Series P Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 71,150,960 as of March 31, 2023) with maturity on March 15, 2032. The Series P bonds will accrue interest at an annual rate of 3.35% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.6% per semester, Interest will accrue as from March 15, 2022, will be paid semi-annually as from September 15, 2022 and principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA[5] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

[5] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-96

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board, Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

The inflationary risk associated to the interest rate in which this Bond P is exposed is mitigated by the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 - Financial instruments.

As of March 31, 2023, the Company was in compliance with the financial covenants.

Series International – CCU S.A.

On January 19, 2022, the Company issued and placed in the international markets bonds in the amount of USD 600,000,000 (equivalent to ThCh$ 474,246,000 as of March 31, 2023), with an annual interest rate of 3.350%, payable semiannually for a term of 10 years, and payment of principal in one installment at maturity on January 19, 2032, subject to Rule 144 and Regulation S of the U.S. Securities Act of 1933.

Bond Serie R – CCU S.A.

On August 30, 2022 and under number 1,115, CCU S.A. registered in the relevant securities registry a new line of bonds, in which a line of 30-year bonds was established, under which the issuer may issue one or more series of bonds to the market.

As stated in the complementary public documents dated August 26, 2022, the Series R Bond, bearer and dematerialized, has been placed for a total of UF 4 million (equivalent to ThCh$ 142,301,920 as of March 31, 2023), maturing on September 15, 2042. The Series R bonds will accrue a compounded annual interest rate of 2.70% on the outstanding principal, expressed in Unidades de Fomento, calculated on the basis of equal semesters of 180 days, equivalent to 1.3410% semiannually. Interest will be accrued as from September 15, 2022, and will be paid semi-annually as from March 15, 2023. The principal will be paid at the end of the bond term.

F-97

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The issue was subscribed with Banco BICE as representative of the bondholders and paying bank, requiring that the Company complies with the following covenants with respect to its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[6] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

[6] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-98

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023
h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

As of December 31, 2022, the Company was in compliance with the financial covenants.

Series D Bonds – VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions (equivalent to ThCh$ 53,363,220 as of March 31, 2023), maturing on June 1, 2025. The interest and capital will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and requires that the Company comply with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than 2.5 times defined as the ratio between ORBDA[7] and Financial Expenses hereinafter, "Consolidated Financial Expense Coverage". For these purposes the following must be considered: /i/ ORBDA is defined as the sum of the items Gross margin and Other income per function, minus the items Distribution expenses, Administrative expenses and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, /ii/ Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function, The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 100,000,000 at the issuing of every quarterly Consolidated Financial Statement. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity of the issuer.

d.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract with related parties, and neither carry out other operations outside its normal line of business.

e.	It is obliged to record the provisions that arise from adverse contingencies, which in the opinion of the administration should be referred to in the Consolidated Financial Statements.

[7] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-99

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The exchange rate risk to which Bond D is exposed is proportionally mitigated through the use of Cross Currency Swap contracts. See detail of the Company's hedging in Note 7 – Financial Instruments.

As of March 31, 2023, the subsidiary was in compliance with the financial covenants.

Note 22 Right of use assets and Lease liabilities

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2022
Historic cost	34,402,173	10,411,400	1,568,746	46,382,319
Accumulated depreciation	(11,495,723)	(6,124,672)	(425,941)	(18,046,336)
Book Value	22,906,450	4,286,728	1,142,805	28,335,983
Additions	9,079,630	319,036	2,694,578	12,093,244
Conversion effect historic (cost)	(1,815,774)	(2,671,663)	31,082	(4,456,355)
Depreciation (*)	(6,777,557)	(1,878,504)	(1,033,172)	(9,689,233)
Conversion effect (depreciation)	1,059,617	1,514,005	(5,959)	2,567,663
Other increases (decreases) (1)	4,935,759	1,203,792	585,120	6,724,671
Divestitures (cost)	(977,851)	-	-	(977,851)
Divestitures (depreciation)	267,849	-	-	267,849
Sub-Total	5,771,673	(1,513,334)	2,271,649	6,529,988
Book Value	28,678,123	2,773,394	3,414,454	34,865,971
As of December 31, 2022
Historic cost	44,902,809	8,686,624	5,697,398	59,286,831
Accumulated depreciation	(16,224,686)	(5,913,230)	(2,282,944)	(24,420,860)
Book Value	28,678,123	2,773,394	3,414,454	34,865,971

As of March 31, 2023
Additions	3,726,712	1,303,648	100,588	5,130,948
Additions for business combinations (cost) (2)	-	-	26,767	26,767
Conversion effect historic (cost)	(882,945)	(1,168,366)	(8,794)	(2,060,105)
Depreciation (*)	(1,909,656)	(484,517)	(479,279)	(2,873,452)
Conversion effect (depreciation)	563,103	754,714	3,968	1,321,785
Other increases (decreases) (1)	120,973	613,308	261,799	996,080
Divestitures (cost)	(35,579)	-	-	(35,579)
Divestitures (depreciation)	5,930	-	-	5,930
Sub-Total	1,588,538	1,018,787	(94,951)	2,512,374
Book Value	30,266,661	3,792,181	3,319,503	37,378,345
As of March 31, 2023
Historic cost	45,717,822	9,428,549	5,970,788	61,117,159
Accumulated depreciation	(15,451,161)	(5,636,368)	(2,651,285)	(23,738,814)
Book Value	30,266,661	3,792,181	3,319,503	37,378,345

(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.
(2)	See Note 15 - Business Combinations, letter a).

(*) This amount includes ThCh$ 183,437 (ThCh$ 201,933 as of March 31, 2022) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

F-100

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of March 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities (1)	8,358,621	34,480,263	9,120,616	31,306,552
Total	8,358,621	34,480,263	9,120,616	31,306,552

(1)	See Note 5 - Risk administration,

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635,63 with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

At the time of sale, the Company recognized ThCh$ 3,108,950 as a gain for the building portion not leased by the Company and ThCh$ 2,276,677 as a liability that was deferred until completion of the building. At this time, the Company recorded the transaction as a financial lease.

On February 28, 2018, the Company carried out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 2.59% annual interest and maturity on February 5, 2048.

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Current lease liabilities

As of March 31, 2023

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	44,736	135,522	180,258	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	130,948	399,768	530,716	Monthly	3.95
Subtotal							175,684	535,290	710,974
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	127,156	73,024	200,180	Monthly	4.62
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	26,930	-	26,930	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,686,497	3,619,307	5,305,804	Monthly	2.38
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	268,217	746,913	1,015,130	Monthly	3.95
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	31,694	93,600	125,294	Monthly	50.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	220,864	646,329	867,193	Monthly	10.13
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	26,779	80,337	107,116	Monthly	0.84
Subtotal (leases IFRS )							2,388,137	5,259,510	7,647,647
Total							2,563,821	5,794,800	8,358,621

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-101

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	48,322	144,133	192,455	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	323,343	970,030	1,293,373	Monthly
Subtotal							371,665	1,114,163	1,485,828
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	130,613	79,581	210,194	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	30,978	-	30,978	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,742,318	3,829,835	5,572,153	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	306,797	838,261	1,145,058	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	55,541	164,257	219,798	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	272,955	798,863	1,071,818	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	32,078	96,234	128,312	Monthly
Subtotal (leases IFRS )							2,571,280	5,807,031	8,378,311
Total							2,942,945	6,921,194	9,864,139

As of December 31, 2022

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	44,036	133,285	177,321	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	128,118	391,120	519,238	Monthly	3.95
Subtotal							172,154	524,405	696,559
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	174,057	182,644	356,701	Monthly	4.40
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	28,744	28,744	57,488	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,700,536	4,205,015	5,905,551	Monthly	2.17
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	197,018	898,826	1,095,844	Monthly	3.95
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	40,403	120,954	161,357	Monthly	27.44
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	186,839	551,073	737,912	Monthly	36.34
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	27,301	81,903	109,204	Monthly	0.84
Subtotal (leases IFRS )							2,354,898	6,069,159	8,424,057
Total							2,527,052	6,593,564	9,120,616

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	47,962	142,954	190,916	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	304,093	912,278	1,216,371	Monthly
Subtotal							352,055	1,055,232	1,407,287
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	166,793	193,421	360,214	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	29,691	29,691	59,382	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,738,738	4,341,637	6,080,375	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	226,897	983,751	1,210,648	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	70,951	212,358	283,309	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	222,679	656,715	879,394	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	32,678	98,035	130,713	Monthly
Subtotal (leases IFRS )							2,488,427	6,515,608	9,004,035
Total							2,840,482	7,570,840	10,411,322

F-102

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Non-current lease liabilities

As of March 31, 2023

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	CCU and subsidiaries	Chile	97.030.000-7	Suppliers of PPE	Chile	UF	142,357	35,321	-	177,678	Monthly	2.14
90.413.000-1	CCU and subsidiaries	Chile	99.012.000-5	Suppliers of PPE	Chile	UF	1,118,881	1,200,704	18,188,996	20,508,581	Monthly	3.95
Subtotal							1,261,238	1,236,025	18,188,996	20,686,259
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	21,905	-	-	21,905	Monthly	4.62
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	6,711,618	2,714,180	1,610,872	11,036,670	Monthly	2.38
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	449,404	188,072	785,226	1,422,702	Monthly	3.95
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	70,299	-	-	70,299	Monthly	50.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	857,655	261,865	-	1,119,520	Monthly	10.13
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	114,749	8,159	-	122,908	Monthly	0.84
Subtotal (leases IFRS )							8,225,630	3,172,276	2,396,098	13,794,004
Total							9,486,868	4,408,301	20,585,094	34,480,263

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	153,507	35,867	-	189,374	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,586,748	2,586,748	25,759,690	30,933,186	Monthly
Subtotal							2,740,255	2,622,615	25,759,690	31,122,560
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	23,710	-	-	23,710	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	7,050,839	2,969,531	1,790,375	11,810,745	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	595,250	302,104	1,308,589	2,205,943	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	103,648	-	-	103,648	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,029,355	318,778	-	1,348,133	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	140,534	10,390	-	150,924	Monthly
Subtotal (leases IFRS )							8,943,336	3,600,803	3,098,964	15,643,103
Total							11,683,591	6,223,418	28,858,654	46,765,663

As of December 31, 2022

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	170,055	52,636	-	222,691	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,094,619	1,174,581	18,104,273	20,373,473	Monthly	3.95
Subtotal							1,264,674	1,227,217	18,104,273	20,596,164
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	30,814	-	-	30,814	Monthly	4.40
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	6,590,796	1,694,284	59,998	8,345,078	Monthly	2.17
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	539,308	203,634	875,659	1,618,601	Monthly	3.95
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	132,171	-	-	132,171	Monthly	27.44
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	427,261	-	-	427,261	Monthly	36.34
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	137,381	19,082	-	156,463	Monthly	0.84
Subtotal (leases IFRS )							7,857,731	1,917,000	935,657	10,710,388
Total							9,122,405	3,144,217	19,039,930	31,306,552

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-103

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	183,093	53,801	-	236,894	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,432,740	2,432,740	24,530,137	29,395,617	Monthly
Subtotal							2,615,833	2,486,541	24,530,137	29,632,511
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	44,116	-	-	44,116	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	6,874,065	1,807,266	68,691	8,750,022	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	659,316	307,154	1,366,483	2,332,953	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	201,342	-	-	201,342	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	516,106	-	-	516,106	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	168,047	24,299	-	192,346	Monthly
Subtotal (leases IFRS )							8,462,992	2,138,719	1,435,174	12,036,885
Total							11,078,825	4,625,260	25,965,311	41,669,396

Below is the detail of future payments and the value of lease liabilities:

	As of March 31, 2023
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	2,942,945	379,124	2,563,821
3 months to 1 year	6,921,194	1,126,394	5,794,800
Over 1 year to 3 years	11,683,591	2,196,723	9,486,868
Over 3 years to 5 years	6,223,418	1,815,117	4,408,301
More than 5 years	28,858,654	8,273,560	20,585,094
Total	56,629,802	13,790,918	42,838,884

	As of December 31, 2022
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	2,840,482	313,430	2,527,052
3 months to 1 year	7,570,840	977,276	6,593,564
Over 1 year to 3 years	11,078,825	1,956,420	9,122,405
Over 3 years to 5 years	4,625,260	1,481,043	3,144,217
More than 5 years	25,965,311	6,925,381	19,039,930
Total	52,080,718	11,653,550	40,427,168

F-104

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Reconciliation of liabilities arising from financing activities:

	As of December 31, 2022	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Increase through new leases	Others	As of March 31, 2023
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	134,737,116	(40,470,345)	(2,941,932)	3,395,232	3,084,863	(187,936)	60,468	-	9,881,869	107,559,335
Bond payable	30,871,086	(3,235,805)	(13,803,390)	-	7,595,285	(88,155)	-	-	3,248,660	24,587,681
Lease liabilities	9,120,616	(2,811,029)	(524,225)	-	508,690	230,677	26,767	471,666	1,335,459	8,358,621
Total others financial liabilities current	174,728,818	(46,517,179)	(17,269,547)	3,395,232	11,188,838	(45,414)	87,235	471,666	14,465,988	140,505,637
Non-current
Bank borrowings	84,839,970	-	-	484,551	-	2,017	44,113	-	(11,062,720)	74,307,931
Bond payable	1,081,682,928	-	-	-	-	(31,161,527)	-	-	(3,248,660)	1,047,272,741
Lease liabilities	31,306,552	-	-	-	-	183,505	-	4,659,282	(1,669,076)	34,480,263
Total others financial liabilities non-current	1,197,829,450	-	-	484,551	-	(30,976,005)	44,113	4,659,282	(15,980,456)	1,156,060,935
Total Other financial liabilities	1,372,558,268	(46,517,179)	(17,269,547)	3,879,783	11,188,838	(31,021,419)	131,348	5,130,948	(1,514,468)	1,296,566,572

	As of December 31, 2021	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Increase through new leases	Others	As of March 31, 2022
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	76,169,204	(1,841,185)	(611,181)	5,154,800	2,483,897	(801,150)	-	-	458,681	81,013,066
Bond payable	8,087,630	(2,879,881)	(2,381,248)	-	4,909,322	243,244	-	-	2,590,527	10,569,594
Lease liabilities	6,152,361	(2,147,457)	(247,618)	-	415,676	281,737	-	1,004,811	1,244,024	6,703,534
Total others financial liabilities current	90,409,195	(6,868,523)	(3,240,047)	5,154,800	7,808,895	(276,169)	-	1,004,811	4,293,232	98,286,194
Non-current
Bank borrowings	114,492,596	-	-	-	-	3,373	-	-	(1,724,148)	112,771,821
Bond payable	339,740,414	-	-	489,002,428	-	(11,459,953)	-	-	(2,590,527)	814,692,362
Lease liabilities	29,009,023	-	-	-	-	354,812	-	1,407,854	(1,704,406)	29,067,283
Total others financial liabilities non-current	483,242,033	-	-	489,002,428	-	(11,101,768)	-	1,407,854	(6,019,081)	956,531,466
Total Other financial liabilities	573,651,228	(6,868,523)	(3,240,047)	494,157,228	7,808,895	(11,377,937)	-	2,412,665	(1,725,849)	1,054,817,660

F-105

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 23 Trade and other payables

Trade and other payables are detailed as follows:

	As of March 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	317,426,346	-	420,602,049	-
Notes payable	77,081	13,796	1,043,743	20,945
Trade an other current payables	317,503,427	13,796	421,645,792	20,945
Withholdings payable	63,340,794	-	69,669,485	-
Trade accounts payable withholdings	63,340,794	-	69,669,485	-
Total	380,844,221	13,796	491,315,277	20,945

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of March 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	240,179	190,056	253,757	242,545
Others	2,402,383	131,391	2,402,383	137,413
Total	2,642,562	321,447	2,656,140	379,958

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2022	576,587	2,419,465	2,996,052
As of December 31, 2022
Incorporated	507,989	308,194	816,183
Used	(312,708)	(206,154)	(518,862)
Released	(97,685)	-	(97,685)
Conversion effect	(177,881)	18,291	(159,590)
Changes	(80,285)	120,331	40,046
As of December 31, 2022	496,302	2,539,796	3,036,098
As of March 31, 2023
Incorporated	90,477	-	90,477
Used	(62,532)	-	(62,532)
Released	(30,479)	-	(30,479)
Conversion effect	(63,533)	(6,022)	(69,555)
Changes	(66,067)	(6,022)	(72,089)
As of March 31, 2023	430,235	2,533,774	2,964,009

(1)	See Note 35 - Contingencies and commitments.

F-106

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The maturities of provisions as of March 31, 2023, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	240,179	2,402,383	2,642,562
Between 1 and 5 years	167,723	131,391	299,114
More than 5 years	22,333	-	22,333
Total	430,235	2,533,774	2,964,009

The maturities of provisions as of December 31, 2022, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	253,757	2,402,383	2,656,140
Between 1 and 5 years	198,070	137,413	335,483
More than 5 years	44,475	-	44,475
Total	496,302	2,539,796	3,036,098

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in
Note 35 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Refundable tax previous year	37,552,651	2,566,562
Tax payments in advance	10,690,697	34,996,163
Benefits for tax losses	8,213,242	8,545,035
Other credits	1,027,575	599,765
Total	57,484,165	46,707,525

F-107

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Current tax liabilities

Tax payables are detailed as follows:

	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Income tax	14,135,880	2,649,908
Monthly tax payment in advance	6,561,232	5,048,222
Tax under Article N°21	20,781	244,604
Tax payable prior year	693,935	-
Others	1,270,420	1,121,340
Total	22,682,248	9,064,074

Tax expense

The detail of income tax and deferred income tax expense is as follows:

	For the three-months periods ended as of March 31,
	2023	2022
	M$	M$
Income as per deferred tax related to the origin and reversal of temporary differences	1,105,282	(6,786,625)
Tax loss benefits	5,279,123	6,597,093
Total deferred tax expense	6,384,405	(189,532)
Current tax expense	(21,725,208)	(17,375,077)
Prior period adjustments	(6,832)	-
Total (expenses) income for current taxes	(21,732,040)	(17,375,077)
(Loss) Income from income tax	(15,347,635)	(17,564,609)

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the three-months periods ended as of March 31,
	2023	2022
	M$	M$
Net income from cash flow hedge	(498,914)	(744,836)
Actuarial gains and losses deriving from defined benefit plans	174,381	108,178
Charge to equity	(324,533)	(636,658)

F-108

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Efective Rate

The Company’s income tax expense for the three-months periods ended March 31, 2023 and 2022 represents 19.95% and 19.96%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the three-months periods ended as of March 31,
	2023		2022
	ThCh$	Tasa %	ThCh$	Tasa %
Income before taxes	76,909,054		87,970,639
Income tax using the statutory rate	(20,765,445)	27.00	(23,752,073)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	6,012,476	(7.82)	7,519,511	(8.55)
(Valuation)/Reversal allowance on tax loss	589,796	(0.77)	(74,050)	0.08
Effect of tax rates in foreing subsidiaries	(1,177,630)	1.53	(1,257,997)	1.43
Prior year adjustments	(6,832)	0.01	-	-
Income tax, as reported	(15,347,635)	19.95	(17,564,609)	19.96

Deferred taxes

Deferred tax assets and liabilities included in the Interim Consolidated Financial Statements are detailed as follows:

	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Deferred tax assets
Impairment provision of accounts receivable	1,553,236	1,509,712
Other non-tax expenses	26,216,300	26,204,718
Benefits to staff	3,988,213	4,579,775
Inventory impairment provision	1,241,576	1,381,757
Severance indemnity	11,384,690	11,437,005
Inventory valuation	6,469,312	6,677,494
Intangibles	437,861	417,108
Deferred taxes related to liabilities arising from a single transaction	9,570,887	8,567,251
Other assets	15,502,552	15,930,387
Tax loss carryforwards	25,368,744	21,637,825
Subtotal by deferred tax assets	101,733,371	98,343,032
Deferred tax liabilities offset	(77,025,230)	(71,145,825)
Total assets from deferred taxes	24,708,141	27,197,207

Deferred taxes liabilities
Property, plant and equipment depreciation	101,157,615	98,822,514
Agricultural operation expenses	9,193,168	8,796,925
Manufacturing indirect activation costs	9,462,797	8,594,229
Intangibles	22,676,211	22,707,420
Deferred taxes related to liabilities arising from a single transaction	10,104,421	9,113,659
Land	22,531,595	23,473,209
Other liabilities	11,401,741	12,337,697
Subtotal by deferred tax liabilities	186,527,548	183,845,653
Deferred tax assets offset	(77,025,230)	(71,145,825)
Total liabilities from deferred taxes	109,502,318	112,699,828
Total	(84,794,177)	(85,502,621)

F-109

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently, deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely, Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2022	(87,514,452)
Deferred taxes related to credited items (charged) directly to equity (1)	(43,474,235)
Deferred tax losses tax absorption	(1,169,111)
Deferred taxes from tax loss absorption	38,348,112
Conversion effect	6,325,142
Deferred taxes against equity	1,981,923
Sub-Total	2,011,831
As of December 31, 2022	(85,502,621)

As of January 1, 2023
Deferred taxes related to credited items (charged) directly to equity (1)	(16,082,397)
Deferred taxes from tax loss absorption	6,384,405
Conversion effect	10,768,256
Deferred taxes against equity	174,381
Deferred income tax on business combinations (2)	(536,201)
Sub-Total	708,444
As of March 31, 2023	(84,794,177)

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.
(2)	See Note 1 – General information, letter C), number (11).

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of March 31, 2023 and December 31, 2022, the total staff benefits recorded in the Interim Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of March 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	28,001,337	-	42,254,937	-
Employment termination benefits	536,120	41,915,349	929,338	41,843,524
Total	28,537,457	41,915,349	43,184,275	41,843,524

F-110

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation, Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Interim Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Vacation	14,668,712	17,778,588
Bonus and compensation	13,332,625	24,476,349
Total	28,001,337	42,254,937

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was 6,34% and the Argentina of a 111,68% for the period ended on March 31, 2023 and the December 31, 2022.

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Current	536,120	929,338
Non-current	41,915,349	41,843,524
Total	42,451,469	42,772,862

F-111

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$

Balance as of January 1, 2022	35,252,855
Current cost of service	3,672,626
Interest cost	2,696,567
Actuarial (Gain) losses	7,103,125
Paid-up benefits	(5,530,621)
Past service cost	605,174
Conversion effect	(974,031)
Others	(52,833)
Changes	7,520,007
As of December 31, 2022	42,772,862
Current cost of service	806,526
Interest cost	1,175,413
Actuarial (Gain) losses	645,855
Paid-up benefits	(2,516,395)
Past service cost	280,763
Conversion effect	(713,555)
Changes	(321,393)
As of March 31, 2023	42,451,469

The figures recorded in the Interim Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Current cost of service	806,526	818,992
Past service cost	280,763	110,661
Non-provided paid benefits	3,685,052	2,113,212
Others	149,934	155,135
Total expense recognized in Consolidated Interim Statement of Income	4,922,275	3,198,000

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of March 31, 2023	As of December 31, 2022	As of March 31, 2023	As of December 31, 2022

Mortality table			RV-2014	RV-2014	Gam '83	Gam '83
Annual interest rate			6.34%	6.34%	111.68%	111.68%
Voluntary employee turnover rate			4.3%	4.3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			6.1%	6.1%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3.7%	3.7%	99.70%	99.70%
Estimated retirement age for (*)	Officers		60	60	60	60
	Others	Male	65	65	65	65
		Female	60	60	60	60

(*) Weighted average of the Company.

F-112

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	2,497,487	2,495,883
1% decrease in the Discount Rate (Loss)	(2,863,859)	(2,862,682)

Personnel expense

The amounts recorded in the Interim Consolidated Statement of Income are detailed as follows:

Personal expense	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Salaries	64,029,839	59,831,702
Employees’ short-term benefits	6,176,216	6,142,998
Total expenses for short-term employee benefits	70,206,055	65,974,700
Employments termination benefits	4,922,275	3,198,000
Other staff expense	12,510,437	12,181,237
Total (1)	87,638,767	81,353,937

(1) See Note 30 - Natures of cost and expense.

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Parent dividend provisioned according to policy	29,183,994	9,164,337
Outstanding parent dividends (1)	10,416,829	1,277,316
Subsidiaries dividends according to policy	15,184,672	9,519,201
Total dividends payable	54,785,495	19,960,854
Income received in advance	1,062,393	1,357,178
Others	278,767	332,347
Total	56,126,655	21,650,379
Current	56,126,655	21,650,379
Total	56,126,655	21,650,379

(1)	See Note 28 – Common Shareholders’ Equity, dividends.

F-113

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of March 31, 2023 and December 31, 2022 the Company’s capital shows a balance of ThCh$ 562,693,346 divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as March 31, 2023 and December 31, 2022.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Earnings per share

The basic earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the three-months periods ended as of March 31,
	2023	2022
Equity holders of the controlling company (ThCh$)	58,367,987	64,544,464
Weighted average number of shares	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	157.96	174.68
Equity holders of the controlling company (ThCh$)	58,367,987	64,544,464
Weighted average number of shares	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	157.96	174.68

As of March 31, 2023 and December 31, 2022, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

In accordance with Circular No. 1945 from the CMF on November 4, 2009, the Board of Directors agreed that the net distributable income for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the period ended March 31, 2023.

F-114

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of March 31, 2023 and December 31, 2022 the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
264	04-28-2022	Final	200.0000	2021
265	12-29-2022	Interim	135.1000	2022
266	04-27-2023	Final	24.80181	2022

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 13, 2022, the shareholders approved the distribution of a final Dividend No. 264 of Ch$ 200 per share, for a total amount to be distributed of ThCh$ 73,900,574 charged against 2021’s Net income. This dividend was paid on April 28, 2022.

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on December 7, 2022, the shareholders approved the distribution of an interim Dividend No. 265 of Ch$ 135.1 per share, for a total amount to be distributed of ThCh$ 49,919,383 charged against 2022’s Net income. This dividend was paid on December 29, 2022.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 12, 2023, the shareholders approved the distribution of a final Dividend No. 266 of Ch$ 24,80181 per share, for a total amount to be distributed of ThCh$ 9,164,340 charged against 2022’s Net income. This dividend will be paid on April 27, 2023.

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	1,847,828	(498,914)	1,348,914
Gains (losses) on exchange differences on translation (1)	(41,934,336)	-	(41,934,336)
Gains (losses) from defined benefit plans	(645,855)	174,381	(471,474)
Total comprehensive income As of March 31, 2023	(40,732,363)	(324,533)	(41,056,896)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	2,758,650	(744,836)	2,013,814
Gains (losses) on exchange differences on translation (1)	(17,868,759)	-	(17,868,759)
Gains (losses) from defined benefit plans	(404,392)	108,178	(296,214)
Total comprehensive income As of March 31, 2022	(15,514,501)	(636,658)	(16,151,159)

(1)	These concepts will be reclassified to the Statement of Income when it’s settled.

F-115

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Reserves affecting other comprehensive income

The movement of other comprehensive income is detailed as follows:

a)	As of March 31, 2023:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(106,899,843)	-	-	2,653,452	(104,246,391)
Cash flow hedges	-	1,847,828	-	-	1,847,828
Gains (losses) from defined benefit plans	-	-	(645,855)	-	(645,855)
Deferred taxes	-	(498,914)	174,381	-	(324,533)
Inflation adjustment of subsidiaries in Argentina	63,605,008	-	-	(1,292,953)	62,312,055
Total changes in equity	(43,294,835)	1,348,914	(471,474)	1,360,499	(41,056,896)
Equity holders of the parent	(40,971,382)	1,364,365	(419,710)	1,360,475	(38,666,252)
Non-controlling interests	(2,323,453)	(15,451)	(51,764)	24	(2,390,644)
Total changes in equity	(43,294,835)	1,348,914	(471,474)	1,360,499	(41,056,896)

b)	As of March 31, 2022:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans		Total other reservations
				Other reserves

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(55,591,366)	-	-	-	(55,591,366)
Cash flow hedges	-	2,758,650	-	-	2,758,650
Gains (losses) from defined benefit plans	-	-	(404,392)	-	(404,392)
Deferred taxes	-	(744,836)	108,178	-	(636,658)
Inflation adjustment of subsidiaries in Argentina	37,722,607	-	-	-	37,722,607
Total changes in equity	(17,868,759)	2,013,814	(296,214)	-	(16,151,159)
Equity holders of the parent	(15,408,528)	1,874,753	(267,270)	-	(13,801,045)
Non-controlling interests	(2,460,231)	139,061	(28,944)	-	(2,350,114)
Total changes in equity	(17,868,759)	2,013,814	(296,214)	-	(16,151,159)

F-116

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

c)	As of December 31, 2022:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans		Total other reservations
				Other reserves

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(226,312,374)		-	2,970,006	(223,342,368)
Cash flow hedges	-	(12,415,374)	-	-	(12,415,374)
Gains (losses) from defined benefit plans	-	-	(7,103,125)	-	(7,103,125)
Deferred taxes	-	3,352,151	1,981,923	-	5,334,074
Inflation adjustment of subsidiaries in Argentina	237,327,121	-	-	(4,038,975)	233,288,146
Total changes in equity	11,014,747	(9,063,223)	(5,121,202)	(1,068,969)	(4,238,647)
Equity holders of the parent	10,637,455	(9,291,567)	(4,905,072)	(1,068,854)	(4,628,038)
Non-controlling interests	377,292	228,344	(216,130)	(115)	389,391
Total changes in equity	11,014,747	(9,063,223)	(5,121,202)	(1,068,969)	(4,238,647)

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Reserve of exchange differences on translation: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Interim Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of March 31, 2023 and December 31, 2022 and March 31, 2022, it amounts to a negative reserve of ThCh$ 81,010,472, ThCh$ 40,039,090 and ThCh$ 67,290,796, respectively.

Reserve of cash flow hedges: These reserves originate from the application of hedge accounting for financial instruments used as hedges. Hedging reserves are reversed at the end of the term of the derivative contracts or when the transaction ceases to qualify as hedge accounting, whichever occurs first. The effects of the Hedging reserves are reflected in to income statement. As of March 31, 2023 and December 31, 2022 and March 31, 2022, the amounts in the balance related to Hedging reserves are negative of ThCh$ 2,816,596, negative of ThCh$ 4,180,961 and reserve of ThCh$ 6,985,359, net of deferred taxes.

Reserve of Actuarial gains and losses on defined benefit plans: This reserve is originated from January 1, 2013, as a result of the application of the Amendment to IAS No. 19 and whose effect as of March 31, 2023 and December 31, 2022 and March 31, 2022 is a negative reserve of ThCh$ 10,770,804, ThCh$ 10,351,094 and ThCh$ 5,713,292 respectively, net of deferred taxes.

Other reserves: As of March 31, 2023 and December 31, 2022, and March 31, 2022, the amount is a negative reserve of ThCh$ 61,638,348, ThCh$ 36,141,326 and ThCh$ 35,038,228, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 respectively (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Investments S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	Difference in purchase of shares of Sáenz Briones and Cía. S.A.I.C. carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244).

F-117

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 7, 2022 (increase of ThCh$ 102,625).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. carried out on March 10, 2023 (decrease of ThCh$ 908,461).

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A. (1)	42,693,777	43,150,504
Bebidas del Paraguay S.A. (2)	15,549,880	20,023,827
Aguas CCU-Nestlé Chile S.A.	24,127,325	26,328,210
Cervecería Kunstmann S.A.	10,524,447	10,326,899
Compañía Pisquera de Chile S.A.	8,409,021	8,247,794
Sáenz Briones & Cía. S.A.I.C.	11,135	13,000
Distribuidora del Paraguay S.A. (2)	2,608,561	4,285,213
D&D SpA. (3)	1,202,364	-
Bebidas Bolivianas BBO S.A.	6,617,813	6,723,233
Others	1,842,911	1,844,307
Total	113,587,234	120,942,987

(1)	See Note 1 – General information, letter C, number (3).
(2)	See Note 1 – General information, letter C, number (9).
(3)	See Note 1 – General information, letter C, number (11).

b.	Net income attributable to non-controlling interest

Result	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	2,562,759	2,540,216
Viña San Pedro Tarapacá S.A.	67,513	940,800
Cervecería Kunstmann S.A.	431,329	1,143,658
Compañía Pisquera de Chile S.A.	868,947	1,095,133
Sáenz Briones & Cía. S.A.I.C.	(1,075)	(759)
Distribuidora del Paraguay S.A.	145,209	87,366
Bebidas del Paraguay S.A.	39,239	515,118
D&D SpA.	33,039	-
Bebidas Bolivianas BBO S.A.	(956,902)	(471,354)
Others	3,374	11,388
Total	3,193,432	5,861,566

F-118

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

The Summarized financial information of non-controlling interest is detailed as follows:

	As of March 31, 2023	As of December 31, 2022

	ThCh$	ThCh$
Assets and Liabilities
Current assets	1,445,072,348	1,429,689,242
Non-current assets	1,209,581,016	1,209,385,218
Current liabilities	907,221,003	839,988,973
Non-current liabilities	226,781,740	227,512,697

Dividends paid	-	16,332,005

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following summarized financial information:

Assets and Liabilities	As of March 31, 2023	As of December 31, 2022

	ThCh$	ThCh$
Assets and Liabilities
Current assets	198,037,197	212,016,584
Non-current assets	231,782,365	231,348,818
Current liabilities	75,288,937	84,258,450
Non-current liabilities	75,458,973	77,049,859

Result	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Net sales	52,646,744	64,005,599
Net income of year	441,302	6,075,907

Viña San Pedro Tarapacá S.A. as of March 31, 2023 and 2022, has not made any dividend payments.

F-119

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Direct cost	304,464,456	301,245,895
Personnel expense (1)	87,638,767	81,353,937
Transportation and distribution	103,143,490	93,931,502
Advertising and promotion	33,577,771	23,404,579
Depreciation and amortization	31,154,428	29,230,951
Materials and maintenance	18,618,069	16,836,119
Energy	9,853,264	11,726,551
Leases (2)	6,278,295	6,000,576
Other expenses (3)	33,881,572	31,654,579
Total	628,610,112	595,384,689

(1)	See Note 26 - Employee benefits.
(2)	Consists mainly of leases of real estate, machinery and equipment, which do not comply with Note 2 - Summary of significant accounting policies, (2.13).
(3)	This mainly includes technical advisory services, auditing services, legal and representation expenses, among others.

Note 31 Other income by function

Other income by function is detailed as follows:

Other incomes by function	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Sales of fixed assets	156,047	125,696
Leases	106,394	122,726
Sale of glass and waste	360,516	203,734
Insurance claims recovery e Indemnities	24,646	14,283
Others (1)	154,029	348,154
Total	801,632	814,593

(1) This item includes mainly tour and event services, among others.

F-120

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gains (losses)	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Results derivative contracts (1)	(7,462,551)	(8,977,546)
Marketable securities to fair value	10,270	(14,036)
Others	(515)	-
Total	(7,452,796)	(8,991,582)

(1)	Under this concept there are ThCh$ 7,383,530 paid (net) and ThCh$ 4,182,196 received (net), as of March 31, 2023,and 2022 respectively, and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the three-months periods ended as of March 31,
	2023	2022
	ThCh$	ThCh$
Finance income	10,393,133	6,348,294
Finance costs	(20,451,345)	(12,718,817)
Gains (losses) on exchange differences	(4,327,369)	1,594,225
Result as per adjustment units	(1,656,078)	(3,591,675)

F-121

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	572,309,498	597,081,675
CLP	65,409,546	48,180,152
USD	456,442,477	522,994,678
Euros	1,404,686	555,639
ARS	36,966,069	19,317,028
UYU	1,304,278	1,170,848
PYG	10,365,351	2,681,005
BOB	233,637	682,394
Others currencies	183,454	1,499,931
Other financial assets	37,463,717	45,657,992
CLP	585,550	571,051
UF	35,677,740	33,280,356
USD	465,935	2,204,333
Euros	11,148	13,999
PYG	681,895	9,474,224
Others currencies	41,449	114,029
Other non-financial assets	33,193,881	22,037,741
CLP	15,603,091	8,946,880
UF	-	1,046,688
USD	403,187	227,457
Euros	75,343	402,194
ARS	16,553,205	10,895,290
UYU	148,212	98,026
PYG	315,545	319,079
BOB	95,023	101,953
Others currencies	275	174
Trade and other current receivables	341,427,150	445,263,536
CLP	229,206,359	282,373,941
UF	47,216	46,599
USD	35,916,184	48,418,379
Euros	7,195,768	9,337,050
ARS	51,750,478	82,631,131
UYU	5,154,536	6,786,253
PYG	8,977,720	11,971,053
BOB	1,797,657	1,800,775
Others currencies	1,381,232	1,898,355
Accounts receivable from related parties	6,197,382	6,204,099
CLP	5,729,965	5,798,542
UF	77,024	74,663
USD	25,228	15,333
Euros	285,338	309,593
ARS	79,827	-
PYG	-	5,968
Inventories	457,677,562	480,799,534
CLP	379,294,937	388,604,763
ARS	59,589,715	74,033,863
UYU	3,099,055	3,094,200
PYG	11,977,073	11,394,845
BOB	3,113,756	3,240,916
Others currencies	603,026	430,947
Biological assets	8,835,227	16,180,293
CLP	7,184,392	13,592,851
ARS	1,650,835	2,587,442
Current tax assets	57,484,165	46,707,525
CLP	52,832,151	43,022,629
USD	5,576	25,895
ARS	4,230,013	3,318,140
UYU	416,425	340,861
Non-current assets of disposal groups classified as held for sale	1,893,383	2,016,037
ARS	1,893,383	2,016,037
Total current assets	1,516,481,965	1,661,948,432

CLP	755,845,991	791,090,809
UF	35,801,980	34,448,306
USD	493,258,587	573,886,075
Euros	8,972,283	10,618,475
ARS	172,713,525	194,798,931
UYU	10,122,506	11,490,188
PYG	32,317,584	35,846,174
BOB	5,240,073	5,826,038
Others currencies	2,209,436	3,943,436
Total current assets by currencies	1,516,481,965	1,661,948,432
F-122

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Non-current assets
Other financial assets	43,274,072	37,054,245
UF	43,274,072	37,054,245
Trade and other non-current receivables	3,682,400	3,941,760
CLP	119,310	139,729
UF	2,114,998	2,112,696
USD	-	202,582
ARS	1,254,113	1,486,753
UYU	193,979	-
Other non-financial assets	19,151,375	12,613,444
CLP	5,429,568	4,284,734
USD	154,028	211,275
ARS	13,527,641	8,077,980
UYU	23,045	21,359
PYG	17,093	18,096
Accounts receivable from related parties	42,506	42,506
CLP	42,506	42,506
Investments accounted for using equity method	131,022,133	140,926,012
CLP	11,377,705	10,581,267
USD	769,152	813,896
ARS	20,510,982	23,691,159
Others currencies	98,364,294	105,839,690
Intangible assets other than goodwill	168,517,059	172,389,672
CLP	96,784,053	95,849,275
ARS	56,898,321	60,684,089
UYU	4,550,010	4,764,986
PYG	4,057,078	4,340,168
BOB	6,227,597	6,751,154
Goodwill	134,809,009	136,969,434
CLP	78,593,446	77,020,101
ARS	37,518,815	39,951,391
UYU	4,539,210	4,815,276
PYG	4,978,990	5,244,087
BOB	9,178,548	9,938,579
Property, plant and equipment (net)	1,333,257,564	1,356,846,302
CLP	982,437,522	981,724,263
USD	6,440	-
ARS	293,315,755	313,564,279
UYU	13,086,290	13,783,515
PYG	20,773,087	22,161,082
BOB	23,638,470	25,613,163
Investment property	9,839,583	10,283,994
CLP	3,322,078	3,329,142
ARS	6,517,505	6,954,852
Right of use assets	37,378,345	34,865,971
CLP	2,027,178	3,022,298
UF	31,104,395	28,240,290
ARS	4,029,554	3,351,227
UYU	217,218	252,156
Deferred tax assets	24,708,141	27,197,207
CLP	23,135,815	25,155,733
USD	990,084	1,053,196
ARS	119,370	507,868
UYU	456,071	476,299
Others currencies	6,801	4,111
Total non-current assets	1,905,682,187	1,933,130,547

CLP	1,203,269,181	1,201,149,048
UF	76,493,465	67,407,231
USD	1,919,704	2,280,949
ARS	433,692,056	458,269,598
UYU	23,065,823	24,113,591
PYG	29,826,248	31,763,433
BOB	39,044,615	42,302,896
Others currencies	98,371,095	105,843,801
Total non-current assets by currencies	1,905,682,187	1,933,130,547

F-123

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of March 31, 2023		As of December 31, 2022
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	107,236,890	69,892,306	51,065,280	134,813,971
CLP	103,057,572	15,286,472	30,799,638	115,566,518
UF	1,156,568	21,058,548	6,938,634	17,071,828
USD	204,643	32,225,954	13,162,172	356,489
Euros	18,737	17,320	52,421	45,392
ARS	2,687,205	-	9,622	2,999
BOB	112,165	1,294,637	101,069	1,770,745
Others currencies	-	9,375	1,724	-
Current lease liabilities	2,563,821	5,794,800	2,527,052	6,593,564
CLP	127,156	73,024	174,057	182,644
UF	1,862,181	4,154,597	1,872,690	4,729,420
USD	489,081	1,393,242	383,857	1,449,899
Euros	26,930	-	28,744	28,744
ARS	31,694	93,600	40,403	120,954
UYU	26,779	80,337	27,301	81,903
Trade and other current payables	371,572,755	9,271,466	489,246,013	2,069,264
CLP	213,790,373	7,659,554	264,506,307	1,695,576
USD	43,812,420	131,154	64,107,427	163,433
Euros	11,381,332	224,630	9,891,227	155,643
ARS	90,706,710	-	131,951,490	-
UYU	2,707,819	-	3,659,296	-
PYG	6,091,948	1,256,128	10,166,030	54,612
BOB	2,964,045	-	4,781,160	-
Others currencies	118,108	-	183,076	-
Accounts payable to related parties	36,678,305	-	34,282,408	-
CLP	6,907,843	-	8,580,251	-
USD	3,553,490	-	3,028,054	-
Euros	25,881,446	-	22,434,625	-
PYG	905	-	154,153	-
BOB	20,502	-	860	-
Others currencies	314,119	-	84,465	-
Other current provisions	240,179	2,402,383	253,757	2,402,383
CLP	189,704	2,402,383	189,277	2,402,383
ARS	50,475	-	64,480	-
Current tax liabilities	20,275,488	2,406,760	8,331,308	732,766
CLP	8,399,191	2,406,760	7,704,034	732,766
ARS	11,204,113	-	548	-
UYU	435,030	-	375,649	-
PYG	237,154	-	251,077	-
Provisions for employee benefits	10,320,444	18,217,013	28,000,315	15,183,960
CLP	976,342	18,217,013	15,193,525	15,183,960
ARS	8,155,256	-	11,460,733	-
UYU	599,490	-	520,823	-
PYG	175,643	-	548,759	-
BOB	413,713	-	276,475	-
Other non-financial liabilities	22,049,608	34,077,047	758,076	20,892,303
CLP	22,046,450	33,017,813	-	20,293,201
ARS	3,158	1,059,234	758,076	599,102
Total current liabilities	570,937,490	142,061,775	614,464,209	182,688,211

CLP	355,494,631	79,063,019	327,147,089	156,057,048
UF	3,018,749	25,213,145	8,811,324	21,801,248
USD	48,059,634	33,750,350	80,681,510	1,969,821
Euros	37,308,445	241,950	32,407,017	229,779
ARS	112,838,611	1,152,834	144,285,352	723,055
UYU	3,769,118	80,337	4,583,069	81,903
PYG	6,505,650	1,256,128	11,120,019	54,612
BOB	3,510,425	1,294,637	5,159,564	1,770,745
Others currencies	432,227	9,375	269,265	-
Total current liabilities by currency	570,937,490	142,061,775	614,464,209	182,688,211
F-124

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of March 31, 2023			As of December 31, 2022
	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	83,598,884	167,487,739	879,247,987	82,300,140	176,446,792	916,959,767
CLP	13,042,518	56,749,544	-	13,219,467	66,973,453	-
UF	67,543,464	107,130,909	404,366,610	66,687,314	105,742,207	402,430,310
USD	-	-	468,400,778	-	-	506,983,975
BOB	3,012,902	3,607,286	6,480,599	2,393,359	3,731,132	7,545,482
Non-current lease liabilities	9,486,868	4,408,301	20,585,094	9,122,405	3,144,217	19,039,930
CLP	21,905	-	-	30,814	-	-
UF	7,972,856	3,950,205	19,799,868	7,855,470	2,921,501	18,164,271
USD	1,307,059	449,937	785,226	966,569	203,634	875,659
ARS	70,299	-	-	132,171	-	-
UYU	114,749	8,159	-	137,381	19,082	-
Trade and other non-current payables	9,879	3,917	-	17,079	3,866	-
UF	9,879	3,917	-	17,079	3,866	-
Accounts payable to related companies	323,563	-	-	-	-	-
CLP	323,563	-	-	-	-	-
Other non- current provisions	147,850	151,264	22,333	154,408	181,075	44,475
ARS	-	151,264	22,333	-	181,075	44,475
UYU	147,850	-	-	154,408	-	-
Deferred tax liabilities	32,268,389	13,357,875	63,876,054	32,506,320	13,742,576	66,450,932
CLP	22,674,647	6,962,047	28,671,915	22,270,362	6,918,604	29,173,594
ARS	9,579,203	6,386,135	31,871,763	10,228,262	6,818,841	34,184,711
UYU	-	-	872,431	-	-	912,841
PYG	14,539	9,693	874,250	7,696	5,131	462,787
BOB	-	-	1,585,695	-	-	1,716,999
Provisions for employee benefits	743,013	-	41,172,336	813,533	-	41,029,991
CLP	-	-	38,323,810	-	-	38,213,999
ARS	-	-	2,848,526	-	-	2,815,992
BOB	743,013	-	-	813,533	-	-
Total non-current liabilities	126,578,446	185,409,096	1,004,903,804	124,913,885	193,518,526	1,043,525,095

CLP	36,062,633	63,711,591	66,995,725	35,520,643	73,892,057	67,387,593
UF	75,526,199	111,085,031	424,166,478	74,559,863	108,667,574	420,594,581
USD	1,307,059	449,937	469,186,004	966,569	203,634	507,859,634
ARS	9,649,502	6,537,399	34,742,622	10,360,433	6,999,916	37,045,178
UYU	262,599	8,159	872,431	291,789	19,082	912,841
PYG	14,539	9,693	874,250	7,696	5,131	462,787
BOB	3,755,915	3,607,286	8,066,294	3,206,892	3,731,132	9,262,481
Total non-current liabilities by currency	126,578,446	185,409,096	1,004,903,804	124,913,885	193,518,526	1,043,525,095

F-125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Note 35 Contingencies and Commitments

Services agreements

The total amount of the Company’s obligations with third parties relating to services agreements that cannot be terminated is detailed as follows:

Services agreements not to be terminated	As of March 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Within 1 year	83,010,269	89,490,342
Between 1 and 5 years	79,107,445	78,625,851
More than 5 years	5,874,497	5,911,139
Total	167,992,211	174,027,332

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of March 31, 2023 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	350,792,077	6,268,036
Between 1 and 5 years	824,256,605	12,293,668
More than 5 years	79,810,813	-
Total	1,254,859,495	18,561,704

Capital investment commitments

As of March 31, 2023 the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 50,407,113.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile and abroad, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 in the case of chilean companies and USD 15,000 for cases of foreign subsidiaries. Those losses contingencies for which an estimate cannot be made have been also considered.

F-126

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Trials and claim

Company	Court	Description	Status	Estimated accrued loss contingency
Cervecera CCU Chile Ltda.	Court of Appeal	Invoice collection	Appeal of sentence	ThCh$ 35,700
Comercial CCU S.A.	Court of Appeal	Collection of employee benefits	Appeal of sentence	ThCh$ 59,301
Transportes CCU Ltda.	Court of Appeal	Compensation for damages	Appeal of sentence	ThCh$ 72,000
Transportes CCU Ltda.	Court of Appeal	Invoice collection	Appeal of sentence	ThCh$ 30,457
Viña San Pedro Tarapacá S.A.	Court of Appeal	Compensation for damages	Appeal of sentence	ThCh$ 45,000
Compañía Industrial Cervecera S.A. (CICSA)	Administrative Courts	Administrative claims of several municipalities for advertising and publicity fees.	Proceeding in administrative or judicial stage	USD 64,000 (ThCh$ 50,431)

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 430,235 and ThCh$ 496,302 as of March 31, 2023 and December 31, 2022, respectively (See Note 24 – Other provisions).

Tax processes

At the date of issue of these interim consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 25 – Income Tax.

Guarantees

As of March 31, 2023, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

-	The joint venture Central Cervecera de Colombia S.A.S. (CCC) maintains financial debt with local banks in Colombia, guaranteed by the subsidiary CCU Investments II SpA. through stand-by letters issued by Scotiabank Chile and they are within the financing policy framework approved by Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Colpatria	USD 27,200,000	June 24, 2024
Banco Colpatria	USD 4,000,000	July 21, 2023
Banco Colpatria	USD 13,500,000	August 1, 2023
Banco Colpatria	USD 4,289,340	September 6, 2023

F-127

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

-	The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile S.A. through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú	USD 2,600,000	December 21, 2023

-	Additionally, the Company presents the following guarantees:

a)	Through private instrument dated May 20, 2021, the Company undertakes to maintain a direct or indirect shareholding that allows it to control its Uruguayan subsidiary Milotur S.A., until whichever happens first of: (i) a period of 3 years from the date of the aforementioned document or (ii) the fulfillment by Milotur S.A. of all its obligations under the credit agreement or agreements that have been signed by it with Citigroup Inc., or one of its agencies, subsidiaries or related companies, for a total amount of up to UYU 30,000,000 (Uruguayan pesos) and up to USD 1,000,000 in its equivalent in other currencies.

b)	The Company, through a private notarized document dated July 28, 2017, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of ThCh$ 16,000,000, maturing on July 27, 2027.

Note 36 Subsequent Events

a)	The Interim Consolidated Financial Statements of CCU S.A. and subsidiaries as of March 31, 2022 have been approved by the Board of Directors on May 10, 2023.

b)	There are no others subsequent events between the closing date and the filing date of these Interim Financial Statements that could significantly affect their interpretation.

F-128

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2023

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 11, 2023